Filed Pursuant to Rule 253(g)(2)

File No. 024-12455

OFFERING CIRCULAR DATED NOVEMBER 25, 2024

APTERA MOTORS CORP.

5818 El Camino Real Carlsbad, CA 92008

858-371-3151

www.aptera.us

UP TO 1,013,514 SHARES OF CLASS B COMMON STOCK

SEE “SECURITIES BEING OFFERED” AT PAGE 33

	Price to Public	Broker-Dealer Discount and Commissions (2)	Proceeds to the Company	Proceeds to Other Persons
Price Per share	$14.80	$0.148	$14.652	$0.00
Total Maximum	$15,000,000	$150,000	$14,850,000	$0.00

(1)	The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform compliance and administrative related functions in connection with this offering, but not for underwriting or placement agent services. This includes the 1% commission. See “Plan of Distribution and Selling Securityholders” for details.
(2)	The company expects that, not including state filing fees, the minimum amount of expenses of the offering that we will pay will be approximately $200,000 regardless of the number of shares that are sold in this offering. In the event that the maximum offering amount under this offering statement is sold, the total offering expenses will be approximately $887,450.

Sales of these securities will commence on November 25, 2024.

This offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the offering statement of which this offering circular forms a part may be used for up to three years and 180 days under certain conditions.

The offering is being conducted on a best-efforts basis without any minimum target. No Escrow Agent has been retained as part of this Offering. For details, see “Process of Subscribing”. There is no minimum number of shares that needs to be sold in order for funds to be released to the company and for this Offering to close, which may mean that the company does not receive sufficient funds to cover the cost of this Offering. An investor irrevocably subscribes to the offering, which means that an investor cannot request a refund of the funds and such funds will only be refunded in such cases as the company terminating the offering or the company rejecting the subscription in whole or in part; see, “Plan of Distribution and Selling Securityholders”.

The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. We expect to hold closings on at least a monthly basis.

Each holder of Class B Common Stock shall not be entitled to vote on any matters submitted to a vote of the stockholders except as required by law. Holders of the Class A Common Stock will continue to hold a majority of the voting power of all of the company’s equity stock at the conclusion of this Offering and therefore control the board. The company has three significant holders, any two of which voting together would control a majority of our voting stock -- the Class A Common Stock. Specifically, Michael Johnson Properties, Ltd. holds 27.50% of our voting stock and each of our Co-CEOs own 27.05% of our voting stock.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 6.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary — Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “Aptera” or “the company” refers to Aptera Motors Corp., a Delaware corporation. Aptera is not legally related to Aptera Motors Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

Our Business

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in Carlsbad, California. Our principal business is the development, production, and distribution of energy efficient solar-powered, battery-electric vehicles. We anticipate that the Aptera vehicle will provide up to an estimated 40 miles per day and 11,000 miles per year of solar powered driving by collecting energy from the sun and storing it in our proprietary battery pack. Each vehicle is designed to have over three square meters of embedded solar panels. In addition, the Aptera vehicle twill charge from either a standard home electrical outlet or by using the North American Charging Standard “NACS” connector. The Launch Edition Aptera will have a projected range of up to 400 miles and have future models planned with larger battery packs that should provide up to 1000 miles of driving on a single charge. Kelley Blue Book reports that the average U.S. driver travels 37 miles daily, with Aptera’s solar charging capability, we expect that many Aptera owners may never need to plug in to charge their vehicle for daily driving.

The Offering	A maximum of 1,013,514 shares of Class B Common Stock (the “Securities”)(1)

Common Shares Outstanding as of September 30, 2024	55,460,996 shares of Class A Common Stock
13,579,706 shares of Class B Common Stock

Preferred Shares Outstanding as of September 30, 2024	77,079 shares of Series B-1-A Preferred Stock
379,774 shares of Series B-1-B Preferred Stock
4,234,991 shares of Series B-1-C Preferred Stock
772,597 shares of Series B-1-D Preferred Stock
4,618,667 shares of Series B-1-E Preferred Stock
1,071,984 shares of Series B-1-F Preferred Stock
9,091 shares of Series B-1-G Preferred Stock

Common Shares to be Outstanding after the Offering (1)(2)	55,460,996 shares of Class A Common Stock
14,593,220 shares of Class B Common Stock

Share Price	$14.80

Minimum investment amount	$1,000

Holders of our Class B Common Stock will have no voting rights except as required by Delaware law. For example, holders of our Class B Common Stock entitled to vote on amendments to our certificate of incorporation that would (i) unless otherwise provided in the certificate of incorporation, “increase or decrease the aggregate number of authorized shares,” (ii) “increase or decrease the par value of the shares,” or (iii) adversely “alter or change the powers, preferences, or special rights of the shares, see “Securities Being Offered” below.

If we sell all of the 1,013,514 Securities being offered our net proceeds (after deducting fees and commissions and estimated offering expenses) will be approximately $14,112,550. We will use these net proceeds for research and development, manufacturing, working capital and general corporate purposes, and such other purposes described in the “Use of Proceeds to Issuer” section of this Offering Circular.

(1)	Does not include shares issuable upon the exercise of options pursuant to the Company’s 2021 Stock Option and Incentive Plan.

(2)	Does not includes shares that may be issued in a concurrent Regulation D offering under the Securities Act (“Regulation D”).

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Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

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Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

Risks Related to our Business and Industry

●	We have a limited operating history upon which you can evaluate our performance, and have not yet generated any profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

●	Our auditor has issued a “going concern” opinion.

●	The company plans to raise significantly more capital and future fundraising rounds, including offering equity at a significant discount to the price offered in this offering, which could result in dilution.

●	We anticipate that we will initially depend on revenue generated from a single model and in the foreseeable future will be significantly dependent on a limited number of models.

●	We are dependent on our suppliers, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components or to implement or maintain effective inventory management and other systems, processes and personnel to support ongoing and increased production, could have a material adverse effect on our results of operations and financial condition.

●	If we fail to successfully tool our manufacturing facilities or if our manufacturing facilities become inoperable, we will be unable to produce our vehicles and our business will be harmed.

●	We have limited experience in high volume manufacture of our vehicles.

●	If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our products could be harmed.

●	The company operates in a capital-intensive industry.

●	The terms of any loan may not be favorable to the company.

●	Aptera operates in a highly competitive market.

●	We face significant technological and legal barriers to entry.

●	Our success is dependent upon consumers’ willingness to adopt energy-efficient, solar-powered vehicles.

●	Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.

●	We face several regulatory hurdles.

●	Motor vehicles, like those produced by the company, are highly regulated and are subject to regulatory changes.

●	Demand in the vehicle industry is highly volatile.

●	We may be affected by uncertainty over government purchase incentives.

●	We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

●	Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

●	There is currently pending litigation against the company.

●	The company has received a preservation request from the Commission.

●	Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

●	The company’s insurance may not be sufficient.

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●	Aptera depends on a small management team and may need to hire more people to be successful.

●	The company relies on outside parties to provide technological and manufacturing expertise.

●	As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.

●	A global economic recession, government closures of banks and liquidity concerns at other financial institutions, or other downturn may have a material adverse impact on our business, prospects, results of operations and financial condition.

●	We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.

Risks Related to Our Securities

●	The offering price of our Securities has been arbitrarily determined.

●	We have broad discretion in the use of the net proceeds from this Offering and our use of the net proceeds may not yield a favorable financial return from purchasing our Securities.

●	There is no minimum amount set as a condition to closing this offering.

●	There is no current market for our Securities.

●	You will need to keep records of your investment for tax purposes.

●	Our officers control the company and we currently have no independent directors.

●	Our executive officers and directors may be subject to potential conflicts of interest arising from outside business activities.

●	We do not intend to pay dividends on our Securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Securities.

●	The company has series of preferred stock with rights superior to those of the Common Stock offered in this offering, including a liquidation preference.

●	The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California and our Certificate of Incorporation has a forum selection provision that requires disputes be resolved in the Court of Chancery in the State of Delaware, regardless of convenience or cost to you, the investor.

●	The exclusive forum provision in the certificate of incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

●	Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

●	The company’s Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

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RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business and Industry

We have a limited operating history upon which you can evaluate our performance, and have not yet generated any profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

The company was incorporated under the laws of the State of Delaware on March 4, 2019, and we have not yet generated profits. Further, the only revenue generated by the company relates to revenue generated by our subsidiary, Andromeda Interfaces, Inc. and not from the sale of our vehicles. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and platform. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will generate significant revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Our auditor has issued a “going concern” opinion.

The company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the company’s ability to continue as a going concern and our existing cash resources are not sufficient to meet our anticipated needs over the next 12 months from the date hereof. During the next 12 months, the company intends to fund its operations with funds received from our Regulation A offering and our proposed future campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

The company plans to raise significantly more capital and future fundraising rounds, including offering equity at a significant discount to the price offered in this offering, which could result in dilution to investors in this offering.

Aptera will need to raise additional funds to finance its operations or fund its business plan. Even if the company manages to raise subsequent financing or borrowing rounds, the terms of those borrowing rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to the company’s financial resources (such as liens over its assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. Specifically, the company has a concurrent round opened for shares of common stock, in which the share price could be less than the shares currently offered in this offering, which would dilute your interest in the company. See “Dilution” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations– Plan of Operation” for more information.

We anticipate that we will initially depend on revenue generated from a single model and in the foreseeable future will be significantly dependent on a limited number of models.

Similar to other automotive startups, we anticipate that revenue will initially be generated from a single vehicle model and in the foreseeable future will be significantly dependent on a single or limited number of models. We expect to rely on sales from our vehicles, among other sources of financing, for the capital that will be required to develop and commercialize subsequent models. To the extent that production is delayed or reduced, or is not well-received by the market for any reason, our revenue and cash flow would be adversely affected, we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

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We are dependent on our suppliers, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components or to implement or maintain effective inventory management and other systems, processes and personnel to support ongoing and increased production, could have a material adverse effect on our results of operations and financial condition.

We rely and intend to rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. While we plan to obtain components from multiple sources whenever possible, many of the components used in our vehicles will be custom and purchased by us from a single source. Our limited, and in some cases single-source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for our production. Our third-party suppliers may not be able to meet our required product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in our vehicles. Further we are still in the process of negotiating with many of our suppliers, and we have not formalized many of those relationships with binding agreements. Our ability to negotiate these contracts or termination of such relationships could have detrimental effects on our business and slow down our production schedule.

We have been affected by ongoing, industry-wide challenges in logistics and supply chains, such as increased supplier lead times and ongoing constraints of semiconductor supply. We expect that these industry-wide trends may continue to affect the ability of us and our suppliers to obtain parts, components and manufacturing equipment on a timely basis for the foreseeable future, and may result in increased costs. Changes in our supply chain or production needs in order to meet our quality targets and development timelines as well as due to design changes have resulted in cost increases from our suppliers.

Any significant increases in our production may in the future require us to procure additional components in a short amount of time and our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. In many cases, our suppliers provide us with custom-designed parts that would require significant lead time to obtain from alternative suppliers, or may not be available from alternative suppliers at all. If we are unable to obtain suitable components and materials used in our vehicles from our suppliers or if our suppliers decide to create or supply a competing product, our business could be adversely affected. Further, if we are unsuccessful in our efforts to control and reduce supplier costs, our results of operations will suffer. Alternatively, if our production decreases significantly below our projections for any reason, we may not meet all of our purchase commitments with suppliers with whom we have non-cancelable long-term purchase commitments. If we are unable to fully utilize our purchase commitments, there could be a material adverse effect on our results of operations.

Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport components to our manufacturing facilities and servicing locations and at much higher volumes. In addition, we have not yet begun mass production and servicing vehicles. Accordingly, our ability to scale production and initiate vehicle servicing and mitigate risks associated with these activities has not been thoroughly tested. If we experience logistics challenges, are unable to accurately match the timing and quantities of component purchases to our actual needs, successfully recruit and retain personnel with relevant experience, timely comply with applicable regulations, or successfully implement automation, inventory management and other systems or processes to accommodate the increased complexity in our supply chain and manufacturing operations, it could impair our ability to produce our vehicles on our anticipate timeframe (or at all), which would have a material adverse effect on our results of operations and financial condition.

We have limited experience in high volume manufacture of our vehicles.

Given the limited experience, we cannot provide assurance in our capability to develop and implement efficient, automated, low-cost logistics and production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our vehicles. Even if we are successful in developing our high volume production capability and processes and reliably source our component supply, no assurance can be given as to whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or in time to meet our commercialization schedules, or to store and deliver parts in sufficient quantities to the manufacturing lines in a manner that enables us to maintain our production ramp curve and rates, or to satisfy the requirements of customers and potential customers. Any failure to develop and implement such logistics, production, quality control, and inventory management processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, results of operations, prospects and financial condition. We have experienced production delays in the past due to financial constraints, supply chain issues and disruptions, technological challenges and certain regulatory certifications. Such bottlenecks and other unexpected challenges have and may continue to arise as we ramp production of Aptera, and it will be important that we address them promptly while continuing to control our logistics and manufacturing costs. If we are not successful in doing so, or if we experience issues with our logistics and manufacturing process improvements, we could face further delays in establishing and/or sustaining our production ramps or be unable to meet our related cost and profitability targets.

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If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our products could be harmed.

Our vehicles or the components installed therein may contain defects in design and manufacture that may cause them not to perform as expected or that may require repairs, recalls, and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Our vehicles will use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors when first introduced. If our vehicles contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of our vehicles such as bi-directional charging or ADAS features take longer than expected to become available, are legally restricted or become subject to additional regulation, our ability to develop, market and sell our products and services could be harmed. Although we will attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts could significantly distract management’s attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of our customers. Further, our limited operating history and limited field data reduce our ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of our battery packs, powertrains and vehicles. There can be no assurance that we will be able to detect and fix all defects in our products prior to their sale or lease to customers.

Any defects, delays or legal restrictions on vehicle features, or other failure of our vehicles to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material adverse impact on our business, results of operations, prospects and financial condition. Any such defects or noncompliance with legal requirements could also result in safety recalls. As a new entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to us. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for our vehicles.

In addition, even if our vehicles function as designed, we expect that the battery efficiency, and hence the range, of our electric vehicles, like other electric vehicles that use current battery technology, will decline over time. Other factors, such as usage, time and stress patterns, may also impact the battery’s ability to hold a charge, or could require us to limit vehicles’ battery charging capacity, including via over-the-air or other software updates, for safety reasons or to protect battery capacity, which could further decrease our vehicles’ range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers’ purchasing decisions. Further, there can be no assurance that we will be able to improve the performance of our battery packs, or increase our vehicles’ range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers’ willingness to purchase our vehicles and negatively impact our brand and reputation, which could adversely affect our business, prospects, results of operations and financial condition.

The company operates in a capital-intensive industry.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. We will need to raise additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed, in which case we will cease operating and you may lose your entire investment.

The terms of any loan may not be favorable to the company.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the company’s operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the company’s business, results of operations or financial condition.

Aptera operates in a highly competitive market.

The company competes with many other automobile manufacturers that have substantially greater resources than the company. Such competition may result in the company being unable to compete effectively, recruit or retain qualified employees or obtain the capital necessary to fund the company’s operations and develop its vehicles. The company’s inability to compete with other automobile manufacturers for a share of the energy efficient vehicle market would have a material adverse effect on the company’s results of operations and business.

We face significant technological and legal barriers to entry.

We face significant barriers as we attempt to produce our vehicle. The company is in the process of designing the production vehicle, and purchasing the tools and equipment needed to convert into the production stage. We currently intend to begin production in 2025; however, there will often be significant changes required from the prototypes to a vehicle that can be mass produced. Further, we operate in a capital intensive business and will need adequate funding to accomplish our goals. For instance, we have experienced production delays in the past due to: financial constraints, specifically we have not raised capital in the large blocks of capital required to fully fund our tooling, validation program and manufacturing facility; supply chain issues and disruptions, particularly during the time of the COVID pandemic and immediately thereafter; technological challenges which, in prototype testing, have caused us to redesign or find alternate suppliers for certain components of our vehicle; and certain regulatory requirements that we must meet for our vehicle to obtain safety certifications. For these reasons, though we originally anticipated production would begin in 2021, and we have had to reset our expectations several times. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

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Our success is dependent upon consumers’ willingness to adopt energy-efficient, solar-powered vehicles.

If we cannot develop sufficient market demand for energy-efficient, solar powered vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:

●	perceptions about battery life, range and other performance factors;

●	the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;

●	improvements in the fuel economy of the internal combustion engine;

●	the environmental consciousness of consumers;

●	volatility in the cost of oil and gasoline; and

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles, or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

We face several regulatory hurdles.

Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements, though most are self-certified, may delay our production launch, thereby adversely affecting our business and financial condition.

Motor vehicles, like those produced by the company, are highly regulated and are subject to regulatory changes.

The company is aware that the National Highway Transportation Safety Administration is reviewing whether to adopt new safety regulations pertaining to three-wheeled motor vehicles. Currently, US motorcycle regulations apply to such vehicles. New regulations could impact the design of our vehicles and our ability to produce those vehicles, possibly negatively affecting our financial results. Additionally, state level regulations are inconsistent with regard to whether a helmet is required to operate one of our vehicles. Sales may be negatively impacted should any state alter its requirements with regard to customer use of helmets.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We may be affected by uncertainty over government purchase incentives.

The company’s vehicle cost thesis strongly benefits from purchase incentives at the state and national government levels. The existence or lack of tax incentives will affect the adoption velocity of our products in the marketplace. An inability to take advantage of tax incentives may negatively affect our revenues.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

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Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

We have been granted four patents, two design patents and two utility patents. We have 30 patents pending, and our patenting process is ongoing. Pending patent applications include nine design and 21 non-provisional patent applications. These patents cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management and manufacturing techniques. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

There is currently pending litigation against the company.

We are subject to a patent infringement suit filed in July 2024, see “The Company’s Business— Legal Environment.”  The company intends to vigorously defend these claims. While the company believes these claims to be without merit, the company’s obligation to litigate or otherwise fight these matters may take time, effort, and resources away from the company that might otherwise be used in pursuit of furthering its business plan. Such a diversion of our limited resources could result in further delays to our production goals. Further, if the company were to lose on the merits, in addition to the financial and resource costs of litigation, the company may be subjected to monetary damages, which could have a material adverse effect on the company’s results of operations and business.

The company has received a preservation request from the Commission.

We received a request from the Commission to preserve documents relevant to an ongoing investigation related to our securities offerings and production, design, and manufacture of our vehicle. We have not received any specific request to provide documents, but if we do, we intend to cooperate with the Commission. We cannot predict if this request will have an impact on us.

Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

●	pay substantial damages;

●	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

●	expend significant resources to develop or acquire non-infringing intellectual property;

●	discontinue processes incorporating infringing technology; or

●	obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

The company’s insurance may not be sufficient.

There can be no assurance that its insurance is sufficient to cover the full extent of all of its losses or liabilities for which it is insured. Further, insurance policies expire annually, and the company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if it, or other leisure facilities, sustain significant losses or make significant insurance claims, then its ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the company’s insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the company’s financial condition or results of operations.

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The company anticipates it will be required to become a reporting company with the SEC in the first half of 2025.

The company anticipates it will be required to register its securities with the SEC under the Exchange Act and become a reporting public company in the first half of 2025. It is in the process of preparing the necessary registration forms, and obtaining financial statements audited in accordance with the Public Company Accounting Oversight Board. Becoming a reporting company will subject the company to additional initial and on-going compliance and reporting costs and administrative burdens. Additionally, the information that will be provided pursuant to registration under the Exchange Act and its ongoing disclosure requirements is more extensive than that required under Regulation A and Regulation Crowdfunding, and investors might make a different investment decision on the basis of that information than they would based on the information in this Offering Memorandum.

Our financial controls may be inadequate for a reporting public company.

The financials controls the company currently has in place were designed for a company that makes reports pursuant to Regulation A. The financials disclosure requirements of the Exchange Act place a higher burden on the company than the requirements of Regulation A. Our current financial controls may prove inadequate for a reporting public company. If we fail to adapt our financial and internal controls, or if we encounter other unexpected difficulties, our business, financial condition and operating results will suffer

Aptera depends on a small management team and may need to hire more people to be successful.

The success of the company will greatly depend on the skills, connections and experiences of the executives, Chris Anthony and Steve Fambro. The company has not entered into employment agreements with any of the aforementioned executives. There is no guarantee that the executives will agree to terms and execute employment agreements that are favorable to the company. Should any of them discontinue working for the company, there is no assurance that the company will continue. Further, there is no assurance that the company will be able to identify, hire and retain the right people for the various key positions.

The company relies on outside parties to provide technological and manufacturing expertise.

The company has relied upon consultants, engineers and others and intends to rely on these parties for technological and manufacturing expertise. Substantial expenditures are required to develop and produce energy efficient, solar-powered automobiles. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the company.

As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

A global economic recession, government closures of banks and liquidity concerns at other financial institutions, or other downturn may have a material adverse impact on our business, prospects, results of operations and financial condition.

A global economic recession or other downturn, whether due to inflation, global conflicts or other geopolitical events including the evolving conflict in Israel and Gaza, public health crises, interest rate increases or other policy actions by major central banks, government closures of banks and liquidity concerns at other financial institutions, or other factors, may have an adverse impact on our business, prospects, financial condition and results of operations. Adverse economic conditions as well as uncertainty about the current and future global economic conditions may cause our customers to defer purchases or cancel their reservations and orders in response to higher interest rates, availability of consumer credit, decreased cash availability, fluctuations in foreign currency exchange rates, and weakened consumer confidence. Reduced demand for our products may result in difficulty in selling our securities in our Regulation A offering, which has been our primary source of funding to date, which in turn would have a material adverse impact on our business, prospects, financial condition and results of operations. An economic downturn is likely to have a heightened adverse effect on us compared to many of our electric vehicle and traditional automotive industry competitors, to the extent that consumer demand is reduced in favor of lower-priced alternatives. In addition, any economic recession or other downturn could also cause logistical challenges and other operational risks if any of our suppliers, sub-suppliers or partners become insolvent or are otherwise unable to continue their operations, fulfill their obligations to us, or meet our future demand.

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In addition, the deterioration of conditions in global credit markets may limit our ability to obtain external financing to fund our operations and capital expenditures on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure, and we might not have sufficient resources to conduct or support our business as projected, which would have a material adverse effect on our business, prospects, results of operations, and financial condition.

We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.

We have funded our operations since inception primarily through equity and debt financings. For example, we raised an aggregate of over $100 million through a Regulation A offering from May 2021 to May 2024. In addition, we have raised funds through Regulation CF and are currently selling securities under Regulation D. We anticipate that we will continue to need to raise additional funds through equity, equity-linked or debt financings. Our business is capital-intensive, and we expect the costs and expenses associated with our planned operations will continue to increase in the near term. We do not expect to achieve positive cash flow from operations for several years, if at all.

Our plan to continue the commercial production of our vehicles and grow our business is dependent upon the timely availability of funds and further investment in design, engineering, component procurement, testing, and the build-out of manufacturing capabilities. In addition, the fact that we have a limited operating history means that we have limited historical data on the demand for our vehicles. As a result, our future capital requirements are uncertain, and actual capital requirements may be greater than what we currently anticipate.

If we raise additional funds through further issuances of equity or equity-linked securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We may not be able to obtain additional financing on terms favorable to us, if at all. Our ability to obtain such financing could be adversely affected by a number of factors, including general conditions in the global economy and in the global financial markets, including recent volatility and disruptions in the capital and credit markets, including as a result of inflation, government closures of banks and liquidity concerns at other financial institutions, interest rate changes, global conflicts or other geopolitical events, or investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us.

Risks Related to Our Securities

The offering price of our Class B Common Stock has been arbitrarily determined.

Our management has determined the number and price of Class B Common Stock offered by the company. The price of the Class B Common Stock we are offering was arbitrarily determined based upon our estimates of the current market value, illiquidity, and volatility of our common stock, our current financial condition, the prospects for our future cash flows and earnings, and market and economic conditions at the time of the Offering. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and investors may risk overpaying for their investment.

We have broad discretion in the use of the net proceeds from this Offering and our use of the net proceeds may not yield a favorable financial return from purchasing our Securities.

Our management will have broad discretion in the application of the net proceeds from this Offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

There is no minimum amount set as a condition to closing this offering.

Because this is a “best efforts” offering with no minimum, the company will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

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There is no current market for our Securities.

There is no formal marketplace for the resale of our Securities. The Securities may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Since we have not yet established a trading forum for the common stock or Class B Common Stock, there will be no easy way to know what the Securities are “worth” at any time. Even if we seek a listing on the “OTCQX” or the “OTCQB” markets or another alternative trading system or “ATS,” there may not be frequent trading and therefore no market price for the Securities.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Our officers control the company and we currently have no independent directors.

Two of our executive officers and directors are currently also our controlling shareholders. As holders of 55.00% of the outstanding Class A Common Stock, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the company, having extra checks and balances to prevent fraud and produce reliable financial reports.

Our executive officers and directors may be subject to potential conflicts of interest arising from outside business activities.

We may be subject to various potential conflicts of interest, including financial, legal or other business disputes which may harm the reputation and valuation of the Company, and in turn, the individual share value, because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the company. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations.

We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering to fund our business strategy, including without limitation, new and ongoing research and development, production, offering expenses, working capital and other general corporate purposes, which may include funding for the hiring of additional personnel. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return, any return at all for our shareholders or even the ability to return your capital.

We do not intend to pay dividends on our Securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Securities.

We have never declared or paid any cash dividend on our Securities and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Securities will depend upon any future appreciation in their value. There is no guarantee that the Securities will appreciate in value or even maintain the price at which you purchased them or have any value at all.

The company has series of preferred stock with rights superior to those of the Common Stock offered in this offering, including a liquidation preference.

The company has series of preferred stock that have rights superior to those of those of Common Stock. Specifically, holders of preferred stock have liquidation preferences over holders of Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of preferred stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder’s shares of preferred stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur that resulted in a distribution of potentially up to approximately $4.7 million, the holders of those series of preferred stock could be entitled to all proceeds of cash distributions, see “Securities Being Offered”.

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The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California and our Certificate of Incorporation has a forum selection provision that requires disputes be resolved in the Court of Chancery in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Further, our Certificate of Incorporation contains an exclusive forum provision for certain lawsuits including any derivative action brought on behalf of the company; see “Plan of Distribution and Selling Securityholders – Forum Selection Provisions.” Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that these exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The exclusive forum provision in the certificate of incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

For both instruments, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find a provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws.

By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel. However, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of California. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The jury trail waiver only applies to claims against the company arising out of or related to the subscription agreement. As the provisions of the subscription agreement relate to the initial sale of the securities, subsequent transferees will not be bound by the subscription agreement and therefore to the conditions, obligations and restrictions thereunder, including the jury trial waiver.

The company’s Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our bylaws contain a drag-along provision and if enforceable, our stockholders will be subject that provision related to the sale of the company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the that or otherwise participate in the transaction even if they don’t want to sell their shares at that price or participate in that transaction. See “Securities Being Offered – Common Stock – Drag-Along Rights,” below. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing shareholders. This method gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

	$5,000,000	$10,000,000	$15,000,000
Price per share	$14.80	$14.80	$14.80
Shares issued as of September 30, 2024 (1)	81,104,277	81,104,277	81,104,277
Shares issuable after September 30, 2024	337,838	675,676	1,013,514
Total shares issuable	81,442,115	81,779,953	82,117,791
Capital raised (2)	$5,000,000	$10,000,000	$15,000,000
Less: Offering costs	$295,817	$591,633	$887,450
Net offering proceeds to Company	$4,704,183	$9,408,367	$14,112,550
Net tangible book value pre-financing (3)	$33,629,134	$33,629,134	$33,629,134
Net tangible book value per shares pre financing	$0.4146	0.4146	$0.4146
Increase/(decrease) per share attributable to new investors	$0.0560	0.1116	$0.1667
Net tangible book value per share after offering	$0.4707	$0.5263	$0.5814
Dilution per share to new investors (5)	$14.3293	$14.2737	$14.2186

(1)	Shares issued and outstanding pre-financing is calculated as follows.

Common A	55,460,996
Common B	14,479,098
Series B-1-A Preferred	77,079
Series B-1-B Preferred	379,774
Series B-1-C Preferred	4,234,991
Series B-1-D Preferred	772,597
Series B-1-E Preferred	4,618,667
Series B-1-F Preferred	1,071,984
Series B-1-G Preferred	9,091
81,104,277

(2)	Includes 527,165 shares of Class B Common Stock sold for gross proceeds of $6,556,578 in an offering made pursuant to Regulations D and Crowdfunding of the Securities Act as of June 30, 2024. Does not include any shares issuable from the conversion of convertible notes sold in the Regulation D which commenced in July 2024.

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(3)	Net tangible book value is calculated as follows:

Total Stockholder equity at 6/30/2024:	$29,134,000
Less: intangible assets:	$-
Plus: capital raised from 6/30/24 to 9/30/24:	$4,495,134
Equals tangible book value pre-financing:	$33,629,134

Since inception and prior to the commencement of this offering, the officers, directors and affiliated persons of the company have paid an aggregate average price of $0.01 per share of Common Stock in comparison to the offering price of $14.80 per share.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. SAFE agreements, convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most often occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes and SAFE agreements into shares. Typically, the terms of these agreements issued by early-stage companies provide that in the event of another round of financing, the holders of these agreements get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, these agreements may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of these types of agreements get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the agreements will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes and SAFE agreements that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

We are offer up to $15,000,000 in our common shares. The company is offering our Class B Common Stock on a “best efforts” basis. The cash price per share of Class B Common Stock is $14.80.

The company intends to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting its Offering Circular or “testing the waters” materials on an online investment platform.

Investors in this offering invest through the company’s campaign page at https://invest.aptera.us/. See “Broker” below for more details on the investment process.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on its website, invest.aptera.us.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being re-qualified by the United States Securities and Exchange Commission, and (3) the date at which the offering is earlier terminated by the company in its sole discretion.

The company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the company. After the initial closing of this offering, the company expects to hold closings on at least a monthly basis.

The company is offering its securities in all states.

Broker

The company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services:

●	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer.

●	Review each investors subscription agreement to confirm such investors participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation.

●	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor.

●	Not provide any investment advice nor any investment recommendations to any investor.

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore $16,750 in one-time set up fees, consisting of the following:

●	$5,000 advance payment for out of pocket expenses.

●	$11,750 for fees to be paid to FINRA.

In addition, the company will pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering from the time the SEC has qualified the Offering Statement and the offering commences. Assuming that the offering is open for 12 months, the company estimates that fees due to pay Dalmore, pursuant to the 1% commission would be $150,000 for a fully-subscribed offering. The total fees that the company estimates that it will pay Dalmore, pursuant to a fully-subscribed offering under this Offering Statement would be $166,750. These assumptions were used in estimating the fees due in the “Use of Proceeds.”

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No Minimum Offering Amount

The shares being offered will be issued in one or more closings. No minimum number of shares must be sold before a closing can occur; however, investors may only purchase shares above the minimum investor amount. The minimum investor amount is $1,000. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds.

No Selling Shareholders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the company.

Process of Subscribing

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase whole and fractional shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer as directed on their respective platforms.

All subscribed funds will be processed through Stripe, Inc. (“Stripe”). Funds processed by Stripe will be held in a segregated operating account owned by the Company. Dalmore will have view access to the account for purposes of verifying activity. Funds will remain in the segregated account until the subscription agreement has been cleared and countersigned by the Company.

Investors will be required to complete a subscription agreement in order to invest, pursuant to which an investor will irrevocably subscribe to purchase the shares. The investor will not be entitled to any refunded funds unless the company terminates the offering or the company rejects the subscription in whole or in part.

The subscription agreement also includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor that are completed on the Company’s website.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, the relevant Broker will have up to three days to ensure all the documentation is complete. The relevant Broker will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

The company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Neither Broker has investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the Securities. Neither Broker is participating as an underwriter and under no circumstance will it solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Neither Broker is distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon each Broker’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of the Brokers in this Offering as any basis for a belief that it has done extensive due diligence. Neither Broker expressly or impliedly affirms the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the company. All inquiries regarding this Offering should be made directly to the company.

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Upon confirmation that an investor’s funds have cleared, the company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

No Escrow

The proceeds of this Offering will not be placed into an escrow account. We will offer our shares on a best efforts basis. As there is no minimum offering amount, upon the clearance of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Transfer Agent

The company has also engaged Computershare a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis. We have assumed an annual fee of $100,000 for this services.

Forum Selection Provisions

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. The certificate of incorporation contains a forum selection provision that provides that with a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine.

Although we believe these provisions benefit us by providing either providing a forum convenient to us or increasing the consistency in the application of Delaware law in the types of lawsuits to which it applies and in both cases limiting our litigation costs, to the extent they are enforceable, the forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, these provisions allow its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. The exclusive forum provision in the certificate of incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. For both provisions, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

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USE OF PROCEEDS TO ISSUER

The table below sets forth our estimated use of proceeds from this offering, assuming we sell in this offering $53,173,911in shares of Class B Common Stock. The net proceeds from the total maximum offering are expected to be approximately $14,112,550, after the payment of offering costs (including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering). Our estimated offering costs of $887,450 include a deduction of 1% of the total gross proceeds for commissions payable to Dalmore on all the Securities being offered. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ. The following table represents management’s best estimate of the uses of the net proceeds, assuming the sale of, respectively, $5,000,000, $10,000,000 and $15,000,000 of Securities offered for sale in this Offering.

Amount Raised	$5,000,000	$10,000,000	$15,000,000
Offering expense	$295,817	$591,633	$887,450
Net proceeds to the issuer	$4,704,183	$9,408,367	$14,112,550
Development and Design	$2,116,883	$4,233,765	$6,350,648
Production and Equipment	$1,552,381	$3,104,761	$4,657,142
Selling, General & Administrative	$1,034,920	$2,069,841	$3,104,761

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering and reserves the right to change the estimated allocation of net proceeds set forth above.

Although our business does not presently generate any cash, we believe that if we raise the maximum amount in this Offering, that we will have sufficient capital to finance our operations for at least the next 12 months. However, if we do not sell the maximum number of Securities offered in this Offering, or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during or after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from this Offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses or mining assets, although we have no present commitments or agreements for any specific acquisitions or investments.

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THE COMPANY’S BUSINESS

Our Business

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in Carlsbad, California. Our principal business is the development, production, and distribution of energy efficient solar-powered, battery-electric vehicles. Our mission is to create the most efficient transportation on the planet, where every journey is powered by the sun. We have designed the Aptera vehicle to provide up to an estimated 40 miles per day and 11,000 miles per year of solar powered driving by collecting energy from the sun and storing it in our proprietary battery pack. Each vehicle is designed to have over three square meters of embedded solar panels. In addition, we have designed the Aptera vehicle to charge from either a standard home electrical outlet or by using the North American Charging Standard “NACS” connector. We have designed a Launch Edition Aptera with a projected range of up to 400 miles and have future models planned with larger battery packs that should provide up to 1000 miles of driving on a single charge. Kelley Blue Book reports that the average U.S. driver travels 37 miles daily, with Aptera’s solar charging capability, we expect that many Aptera owners may never need to plug in to charge their vehicle for daily driving.

Since its inception in 2019, the company has reached numerous key milestones:

●	Substantially complete production-intent vehicle design;
●	Established a network of suppliers for capital equipment and bill of materials;
●	Built five drivable prototype vehicles;
●	Conducted validation and durability testing on production parts to confirm the reliability of our design;
●	Implemented a variety of internal controls and protocols as we prepare to scale our business including:

●	cloud-based enterprise resource planning (ERP) suite that enhances the Company’s internal controls, financial reporting capabilities and improves data accuracy. Our ERP is ready to be integrated with a manufacturing execution system once production begins.
●	a cloud-based Human Resources Information System (HRIS) that has streamlined the Company’s HR processes, including onboarding, payroll, benefits administration, and talent management. The functionality of our HRIS is further enhanced by its interface with our ERP.

●	Created a robust intellectual property portfolio;
●	Amassed over 48,000 vehicle reservations; and
●	Raised over $135 million in funding.

Our Advantages

Vehicle manufacturers that have long histories, highly developed platforms and long-standing processes tend to build upon their existing infrastructure. As a relatively new company without these constraints, we have been able to take a new approach to developing a solar powered vehicle that is based on first-principles engineering, by focusing on weight, aerodynamics, and overall efficiency. The result is a vehicle that achieves meaningful solar powered range, in excess of the average U.S. commute, and that is highly differentiated in functionality, purpose and style. We believe that our vehicle appeals to consumers that are focused on new technologies that aim to maximize positive environmental impacts and provide for unmatched convenience and total costs of ownership.

At Aptera, our vision is to create a new way to move through the world as we aim to modernize vehicle design and manufacturing. We believe the most common method for manufacturing vehicles, the steel stamping of thousands of parts, makes the manufacturing process expensive and inefficient. We believe we have developed superior methods of manufacturing and assembling our vehicles using a small number of strong but lightweight composite structures and “off-the-shelf” parts from established suppliers. We expect to be able to scale production and launch new models in the future.

We expect that these processes will lead to lower manufacturing costs, resulting from:

●	Cost efficient and simple tooling;
●	Fewer robots and people involved in the manufacturing process;
●	No welding; and
●	Eliminating approximately 95% of the painting process of a typical 2-5 passenger vehicle.

We also expect to be able to rapidly and inexpensively scale our assembly process through our:

●	reduced vehicle weight and part count, this allows for humans to easily position parts, thereby improving the ease and costs to assemble our vehicle; and
●	use of modularized building processes, automated guided vehicles, and parts that are easily positioned, which we estimate will require substantially less labor and space than traditional steel vehicle manufacturing.

Furthermore, solar power will be an integral part of our platform. Our unique solar panels are designed with the aim of maximizing the energy each vehicle will capture from the sun. Our design gives fully equipped vehicles approximately 700 watts of solar cells that capture energy whether the vehicle is being driven or parked. With minimal energy loss, our automotive-grade solar technology represents a way for electric vehicles (“EVs”) to minimize their reliance on the grid for charging.

Our curved, automotive-grade solar panel applications are unique and hold the potential for application beyond passenger cars, where highly durable, light-weight solar charging is beneficial.

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Product

We have designed our Launch Edition Aptera to have the following technical specifications:

●	400-mile range
●	0-60 mph in 4 seconds
●	Approximately 700 watts of solar cells
●	Level 3 charging
●	Seats for two passengers
●	32.5 cubic feet of rear storage

Distribution Plan

Our strategy leverages lessons from other EV makers:

●	Direct-to-consumer sales;
●	Online promotion, test-drive scheduling and events in key markets;
●	Regional pre-delivery warehousing in leased facility that require minimal capital expenditures;
●	Southern California rollout initially with major metropolitan areas to follow; and
●	Mobile service house calls.

Our Market

We believe the EV market is poised for remarkable growth, driven by innovation and sustainability. According to an electric vehicle market data report in Statista, the U.S. EV market is projected to achieve a revenue of $82.8 billion by 2024. With a compound annual growth rate of 18.2% from 2024 to 2028, this trajectory is expected to propel the market to $161.8 billion in revenue by 2028.

Kelley Blue Book data showed that in 2023, nearly 1.2 million U.S. vehicle buyers transitioned to electric, marking a record year for EV sales. The fourth quarter of 2023 witnessed a historic 52% increase in sales of EV’s compared to the same period in 2022. By the end of 2023, global EV sales topped 14 million units, a 35% year-on-year increase.

BloombergNEF forecasts predict the EV market to grow to $8.8 trillion by 2030 and $56.7 trillion by 2050 — illustrating the scale of opportunities on the horizon. We believe that this increase is attributable to the market’s growth and demand, environmental impact of gas-powered vehicles, and the upsurge in gas prices.

We believe the most successful entities in the U.S. EV market are those that have developed vehicles from the ground up, as opposed to modifying existing vehicle models. We differentiate our product by advancing this methodology, conducting a thorough reexamination of vehicle design to optimize solar energy utilization. This strategic initiative positions our vehicles to address a wider spectrum of the EV market, as they are not contingent on costly charging infrastructure.

Suppliers

We have signed an agreement with Chery New Energy Automobile Co. Ltd. (“Chery”) to form a collaborative relationship on the production of Aptera’s solar electric vehicles (sEVs).

The agreement entails Chery providing us access to their established supply chain, which will help streamline our procurement and production process. In addition, we plan to incorporate certain Chery technologies and parts, such as their HVAC (Heating, Ventilation, and Air Conditioning) system, into our vehicles. This collaboration aims to accelerate our lead-up to production and drive the advancement of solar mobility. As consideration, we paid Chery $1 million cash and $5 million in Class B common stock. Additionally, we have a technical services agreement with Chery to assist us with feasibility studies and technical services related to certain vehicle components.

We rely on a network of suppliers for various components of our vehicles, including battery cells, battery management systems, motors, chassis, suspension parts, electrical connectors, sensors, solar cells, and thermal management systems.

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In addition, we have important supplier relationships with Yazaki, an engineering service supplier and line prototype and production part supplier, C.P.C. S.r.l. (CPC), a specialized composite manufacturer, and CTNS, a Korean battery production line supplier.

The Company has a non-binding arrangement with Yazaki. Under the terms of the arrangement, Yazaki is expected to supply specific production parts for Aptera’s low-voltage and high-voltage electrical harness, including wiring, connectivity, charge ports, and other utilities. Yazaki also provides engineering services to help the Company develop and integrate these parts into its vehicles.

The Company has incurred significant expenses with CPC related to tooling and manufacturing the initial units of its composite body structure. Aptera and CPC have entered into a non-binding agreement to supply composite materials and potentially manufacture vehicle body components. Until this agreement becomes binding, the terms may be amended at any time by either party.

The Company entered into a strategic alliance with CTNS to build battery packs for the Aptera vehicle and develop other energy solutions. This partnership will allow the Company to reduce the cost and risk of its battery program by leveraging CTNS experience in battery line development. CTNS is expected to build the Company’s battery line as well as supply and manufacture battery packs for its vehicles. The alliance with CTNS has been formalized through a non-binding memorandum of understanding (MOU) and will only become binding through the mutual formation of a joint venture. Under the terms of the MOU, CTNS will contribute $5 million to the joint venture.

Environmental Impact

When produced at scale, we believe our vehicle will have significant positive environmental impacts. With the efficiency that we have designed into our vehicle, if one out of every 20 internal combustion engine (“ICE”) vehicles on the road today were replaced with an Aptera vehicle, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle).

Competition

We compete primarily with vehicle manufacturers in the automotive and motorcycle segments. However, vehicle manufacturers of all types are increasingly devoting more resources to developing hybrid and EVs and some manufacturers are also beginning to include solar components, which could compete directly with us.

Regulatory Environment

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

Our innovative design and classification as a motorcycle necessitate compliance with specific federal and state regulations. These regulations, including Federal Motor Vehicle Safety Standards to standards for motorcycles, state-specific motorcycle requirements, and evolving environmental regulations, could impact Aptera’s research and development costs, production complexity, time-to-market, and overall financial performance. Failure to comply with regulations could result in restricted market access, product recalls, or significant financial penalties. Aptera is committed to proactive regulatory engagement, design for compliance, and technological leadership to mitigate these risks and capitalize on emerging opportunities. However, potential investors should be aware that evolving regulatory landscapes could materially impact Aptera’s future financial performance.

Legal Environment

On July 19, 2024, Zaptera USA, Inc. filed a complaint against Aptera Motors Corp. The complaint alleges, among other things, patent infringement, theft of trade secrets, and tortious interference. The complaint seeks damages, including compensatory damages, enhanced damages, disgorgement of profits, and exemplary damages, as well as injunctive relief and a declaratory judgment that Zaptera is the rightful owner of the patents in question. The Company believes that this complaint is without merit and intends to vigorously defend itself against these claims.

We received a request from the Commission to preserve documents relevant to an ongoing investigation related to our securities offerings and production, design, and manufacture of our vehicle. We have not received any specific request to provide documents, but if we do, we intend to cooperate with the Commission. We cannot predict if this request will have an impact on us.

We are not aware of any other pending or threatened legal actions that we believe would have a material impact on our business.

Employees/Consultants

We have 29 full-time employees. We currently have an employee stock option plan but no pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future. Our employees are not represented by a labor union and we consider our relationship with them to be satisfactory.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Intellectual Property

We have been granted four patents, two design patents and two utility patents. We have 30 patents pending, and our patenting process is ongoing. Pending patent applications include nine design and 21 non-provisional patent applications. These patents cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management and manufacturing techniques. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Registered Patents

JURISDICTION	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Three-Wheeled Vehicle	Patented	29702899	8/22/2019	D0912586S	3/9/2021
US	Solar Panel Layout on A Vehicle	Patented	29707452	9/27/2019	D0939430S	12/28/2021
US	Plant Providing Continuous Process for Making Laminated Solar Panels	Patented	18168274	2/13/2023	11876145	1/16/2024
US	Aerodynamic Heat Exchanger for A Vehicle	Patented	17930473	9/8/2022	11752830	9/12/2023

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Pending Patents

JURISDICTION	TITLE	STATUS	APP. NO.	APP. DATE
US	Battery Module Interconnect	Pending	29837641	5/6/2022
US	Battery Module End Connector	Pending	29837669	5/6/2022
US	Battery Cell Interconnect	Pending	29837671	5/6/2022
PCT	High Power Density Battery Pack with Solar Charging Capability	Pending	PCT/US2023/078571	11/2/2023
US	High Power Density Battery Pack with Solar Charging Capability	Pending	18501001	11/2/2023
US	Vehicle Pedal (Brake)	Pending	29867034	10/6/2022
US	Vehicle Pedal (Accelerator)	Pending	29867037	10/6/2022
US	Aerodynamic Heat Exchanger for A Vehicle	Pending	18448567	8/11/2023
US	Rear Suspension for Vehicle Having Improved Swing Arm	Pending	17901374	9/22/2022
PCT	Supplemental Aerodynamic Heat Exchanger for A Vehicle	Pending	PCT/US2023/074009	9/12/2023
US	Supplemental Aerodynamic Heat Exchanger for A Vehicle	Pending	17931239	9/12/2022
US	HVAC System Architecture for Aerodynamic Electric Vehicle	Pending	18051859	11/1/2022
US	Multi-Directional Vent for Vehicle HVAC System	Pending	18453958	8/22/2023
US	Low Latency Systems and Methods for Vehicle Communications Network Architecture Using Point of Use Controller	Pending	17733454	4/29/2022
US	Strain-Relieving Solar Cell Interconnect	Pending	29834349	4/11/2022
US	Strain-Relieving Solar Cell Interconnect (2 Cells)	Pending	29835150	4/15/2022
US	Strain-Relieving Solar Cell Interconnect (Z-Style)	Pending	29835153	4/15/2022
US	Strain-Relieving Solar Cell Termination Interconnect	Pending	29838243	5/11/2022
PCT	Process For Making Curved Laminated Solar Panel Having Decorative Appearance Using Distortion Printing and Panel Production	Pending	PCT/US2023/066463	5/1/2023
PCT	Process For Making Curved Laminated Solar Panel Having Decorative Appearance Using Distortion Printing and Panel-Thereby	Pending	PCT/US2023/063600	3/2/2023
US	Damper System and Junction Box for Laminated Solar Panel and Method Of Manufacture	Pending	18361904	7/30/2023
US	Pick Flat Place Curved Assembly System	Pending	18499696	11/1/2023
PCT	Plant Providing Continuous Process for Making Laminated Solar Panels	Pending	PCT/US2023/062513	2/13/2023
PCT	Laminator Apparatus and Method of Making Curved Laminated Solar Panel	Pending	PCT/US2023/064679	3/18/2023
PCT	Curved Laminated Solar Panel and Method of Manufacturing Thereof	Pending	PCT/US2023/062675	2/15/2023
US	Curved Laminated Solar Panel and Method of Manufacturing Thereof	Pending	18169576	2/15/2023
US	Adhesively Bonded, Decorative Solar Panel and Method of Manufacture Thereof	Pending	17829124	5/31/2022
US	Thermoformed Decorative Solar Panel and Method of Manufacture Thereof	Pending	18/342,228	6/27/2023
US	Light Emitting Curved Laminated Solar Panel and Method of Manufacturing Thereof	Pending	18357128	7/23/2023
US	Cooling Tubes, Systems and Methods	Pending	US17/454,105	11/9/2021

THE COMPANY’S PROPERTY

The company leases a 77,000 square foot facility in Carlsbad, California. The property is intended for production of solar panels, battery packs and final vehicle assembly.

The company’s production facility is not yet fully operational and requires additional equipment. Once the equipment is installed, we expect to be able to produce up to 20,000 vehicles per year. However, the actual number of vehicles produced will depend on several factors, including:

●	Successful installation of the equipment
●	Market demand for our vehicles
●	Availability of necessary materials and labor

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

General

We were formed as a Delaware corporation on March 4, 2019, for the purpose of engaging in the production of energy-efficient, solar powered vehicles. We first began accepting reservations for our vehicle in December 2020 and as of December 31, 2023 we had more than 45,000 reservation holders. A reservation of our vehicle requires a $100 deposit, which is fully refundable. Certain investors in our shares were not charged a deposit fee. We have not delivered any products, and to date we have not recognized any revenue from the sale of vehicles.

Operating Expenses

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth and the costs associated with increased reporting requirements.

Research and Development

We spend significant resources on engineering, tooling and design capabilities, which are classified as research and development expenses. Research and development expenses consist primarily of personnel costs, specialized out-sourced engineering services, facilities and software licenses.

Results of Operations

Comparison of the results of operations for the six-months ended June 30, 2024, and June 30, 2023

For the six-months ended June 30, 2024 our operating expenses decreased to $13.3 million, a decrease of $16.8 million (or 56%) from $30.1 million for the six-months ended June 30, 2023. The following details the decrease.

General, Selling and Administrative Expenses

	For the six months ended June 30,
	2024	2023	$ Change	% Change
Corporate and overhead expenses	$5,087	$6,651	$(1,564)	(24%)
Share-based compensation	2,673	12,023	(9,350)	(78%)
Depreciation	78	77	1	1%
General, selling and administrative	$7,838	$18,751	$(10,913)	(58%)

General, selling and administrative expenses decreased overall during the fiscal year, primarily driven by a significant reduction in stock-based compensation. This decrease reflects our decision to accelerate the vesting of stock options in the prior year as a means of retaining key talent while conserving cash.

We maintained a strong focus on controlling cash related to general selling and administrative expenses to prioritize investments in design, engineering, manufacturing, and production. This resulted in several specific cost reductions:

●	Compensation and Benefits: Decreased by $0.4 million due to reduced back-office headcount.
●	Facilities: Decreased by $0.2 million due to a reduction in leased office space.
●	Outside Services: Decreased by $1.8 million through streamlined operations and reduced reliance on external vendors.

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These cost savings were partially offset by a $0.8 million increase in advertising and marketing expenses. This investment supported pre-order marketing campaigns, investor relations activities, and efforts to raise additional capital.

Research and Development Expenses

	For the six months ended June 30,
	2024	2023	Change ($)	Change (%)
Other operating expenses	4,801	6,241	(1,440)	(23%)
Share-based compensation	468	4,956	(4,488)	(91%)
Depreciation	168	138	30	22%
Research and development	5,437	11,335	(5,898)	(52%)

Research and development expenses decreased during the fiscal year, primarily due to a significant reduction in stock-based compensation and our focus on cost control measures. The lower stock-based compensation reflects our decision last year to accelerate the vesting of stock options as a way to retain key talent while preserving cash.

With our vehicle design nearing completion, we now require fewer engineering and consulting resources. This led to the following cost reductions:

●	Compensation and Benefits: Decreased by $1.7 million due to reduced headcount.
●	Facilities: Decreased by $0.9 million from reducing leased space originally intended for future vehicle assembly.

Partially offsetting these decreases was a $1.1 million increase in outside services. We strategically chose to utilize temporary resources instead of hiring full-time employees.

Other Income

For the six months ended June 30, 2024, other income was $0.9 million, compared to $1.3 million in the same period of 2023. The $0.4 million decrease was primarily due to a $0.4 million gain on the settlement of a lease liability recognized in 2023 that did not recur in 2024.

●	2024: Other income consisted of $0.4 million in interest income and $0.5 million in grant reimbursements from the California Energy Commission.
●	2023: Other income included $0.5 million in grant funding from the California Energy Commission, $0.3 million in interest income, and the $0.4 million gain on lease settlement.

Loss from Discontinued Operations

On April 27, 2023, the Company entered into a settlement agreement to unwind its merger with Andromeda Interfaces, Inc. (“AI”). As part of the settlement, Aptera agreed to return all shares of AI capital stock to the AI Founders. In exchange, the AI Founders returned 251,087 shares of Class A Aptera common stock, which represented the entire share consideration issued in connection with the original merger.

As a result of this transaction, AI’s operating results are now reported as discontinued operations in the period ended June 30, 2023 in our financial statements.

Net Loss

As a result of the foregoing, the Company’s net loss for the six-month period ended June 30, 2024, was $12.3 million compared to $28.4 million for the six-month period ended June 30, 2023.

Comparison of the results of operations for the years ended December 31, 2023, and 2022

General, Selling and Administrative Expenses

	For the years ended December 31,
	2023	2022	Change ($)	Change (%)
Share-based compensation	22,118	7,910	14,208	180%
Other operating expenses	10,737	12,853	(2,116)	(16)%
Depreciation	153	82	71	87%
Selling, General and Administrative	33,008	20,845	12,163	58%

General, Selling and Administrative expenses increased $12.2 million or 58%, primarily due to significantly increased stock-based compensation and incentives. We were highly focused on limiting cash operating expenses in the current period so that we could direct more capital to design, engineering, manufacturing and production. As a result, the following decreases occurred during the fiscal year:

●	A decrease in salary, wages and benefits of $1.1 million due to decreased headcount

●	A decrease of $1.4 million in facilities expense for beginning to vacate the Vista building lease (Note 6)

●	A decrease of $0.5 million in other office expenses due to decreased headcount.

These decreases were offset by an increase in stock-based compensation of $14.2 million, due to accelerated vesting of employee and contractor stock options in lieu of paying cash bonuses and fees to retain top talent. In addition, sales and marketing expenses increased $0.6 million related to marketing our vehicle for preorder reservations, investor relations and raising capital.

Excluding non-cash share-based compensation expense and depreciation, general, selling and administrative expenses decreased $2.1 million.

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Research and Development Expenses

	For the years ended December 31,
	2023	2022	Change ($)	Change (%)
Share-based compensation	8,320	3,933	4,387	112%
Other operating expenses	14,834	36,528	(21,694)	(59)%
Depreciation	296	170	126	74%
Research and Development	23,450	40,631	(17,181)	(42)%

Research and Development expenses decreased $17.2 million or 42% during the fiscal year ended December 31, 2023, primarily due to tight cost control and maturity of our product design, which is now requiring less engineering and consulting resources. As a result, the following decreases occurred during the fiscal year:

●	A decrease in salary, wages and benefits of $4.4 million due to decreased headcount.

●	A decrease in outside services of $8.6 million due to a significant reduction in engineering consulting services

●	A decrease in equipment materials of $1.8 million due to controlled spending during current period.

●	A decrease of $6.7 million for other research and development expenses related primarily to reduced licensing agreements compared to the prior year.

These decreases were offset by an increase in stock-based compensation of $4.4 million, due to the acceleration of employee, management and executive stock option agreements, in lieu of paying bonuses to retain top talent.

Other Income

Other income was $2.1 million for the year ended December 31, 2023, which consisted of $1.2 million of grant funding from the California Energy Commission, $0.5 million for investment income for cash held in money market funds and a $0.4 million non-cash gain on the settlement of our Vista Building lease liability. For the corresponding period in 2022, we had other income of $0.1 million related to cashback from banks and credit cards.

Change in Fair Value of SAFE Liability

On August 25, 2022, we converted all outstanding SAFE agreements into preferred stock. Prior to the conversion there was an adjustment of the fair value of the SAFE liability to account for the increase in the fair value of our common stock, which was used in estimating the fair value of the SAFE liabilities. This adjustment resulted in $20.4 million of non-cash expense in the year ended December 31, 2022. Like many early-stage companies, we used SAFEs as an investment vehicle for early investors.

Loss from Discontinued Operations

On April 27, 2023, we signed a settlement agreement where we agreed to assign our rights, title and interest in the capital stock of Andromeda Interfaces, Inc. (“AI”), a former acquisition, back to Andromeda in exchange for 251,087 shares of Class A common stock, which represented all of the consideration given by us in the former merger with AI, essentially unwinding the original transaction. Accordingly, we have reported the assets, liabilities and the operating results of AI in discontinued operations for all periods presented.

Net Loss

As a result of the foregoing, our net loss for the year ended December 31, 2023, was $54.6 million compared to $82.3 million for the year ended December 31, 2022.

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Liquidity and Capital Resources

As of June 30, 2024, the Company had $40.7 million in total assets. Our primary sources of liquidity include $18.1 million in cash and cash equivalents and $0.4 million in grant funds receivable. Other significant assets contributing to our financial strength are $0.5 million in prepaids and other assets, $17.7 million in property and equipment (net of depreciation), and $2.5 million in operating lease right-of-use assets.

As of June 30, 2024, the Company’s total liabilities were $11.6 million. Major liabilities include $3.5 million in accounts payable, $1.1 million in accrued liabilities, $4.0 million in unearned reservation fees, and $3.0 million in lease liabilities.

We have a history of net losses and negative cash flows from operations, which raises substantial doubt about our ability to continue as a going concern.

We have primarily relied on issuing common stock to fund our operations and capital needs. To secure the necessary capital for vehicle validation and production, we are also offering our common stock in a Rule 506(c) offering promulgated under Regulation D. While we anticipate that our offerings under Regulations A and D, combined with our existing cash and potential future stock offerings, will provide sufficient funds for the next 12 months, there is no assurance that we will be successful. If we cannot raise sufficient capital, we may need to pursue other financing options or reduce investments in product development and significantly curtail our operations. These actions could materially and adversely affect our business and financial outlook.

We estimate that we require $20-30 million to finish critical validation tests, including crash, tolerance, and other necessary assessments and low-volume tooling.

To meet these funding requirements, we are:

1.	Currently offering securities to raise capital, including the issuance of stock as part of this Regulation A offering.
2.	Continuously exploring other financing opportunities, including equity investments, debt financing, equipment financing, grants, and other alternatives.

While timelines may be subject to change depending on factors, such as market conditions and unforeseen challenges, we are pursuing all available avenues to secure the necessary resources.

After vehicle validation, we expect that we will need a significant funding event of $30-40 million to enter low-volume production. Beyond our low-volume funding needs, achieving our full production capacity rate of 20,000 vehicles annually will require us to raise approximately $195 million in additional capital. This further funding is contingent on various factors, including the success of our initial fundraising efforts.

Equity Issuances

During the six months ended June 30, 2024, we issued 1,273,422 shares of Class B common stock for total gross proceeds of $13.1 million and 5,237 shares in exchange for services totaling $55 thousand, at a weighted average price of $10.50 per share. Since June 30, 2024 through September 30, 3024, we issued an additional 799,968 shares of Class B common stock for total gross proceeds of $4.5 million.

Convertible Notes

As of October 31, 2024, the Company has approximately $0.7 million outstanding in convertible notes. The notes will bear interest at an annual rate of 12% and will mature 24 months from the date of issuance. The notes will be convertible into Class B shares of Aptera’s common stock at a conversion price to be determined at the time of conversion, subject to certain adjustments. The proceeds from the offering are intended to be used for validation and durability testing of vehicles, completion of integration and supplier work, and positioning the company for future growth and scaling.

Equity Repurchases

During the year ended December 31, 2023, we repurchased 2,727 shares of Class A Common Stock at a weighted average price of $10.50 per share for a total cost of $29 thousand.

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the California Energy Commission (the “CEC”) to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds and is subject to compliance requirements. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program, which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on us achieving certain milestones, including having matching funds, as well as providing updates.

As of the date of this offering circular, we are current on all milestones agreed with the CEC and submitted reimbursement requests totaling $1.6 million, all of which were approved and paid to us. Our next milestones occur in 2025. In the first half of 2025, we are required to meet certain milestones that demonstrate progress toward producing validation vehicles and setting up vehicle and solar manufacturing production lines. In the second half of 2025, milestones for the grant include showing progress toward a vehicle battery assembly line, a solar assembly line and establishment of a workforce development and training initiative. We hold quarterly progress meetings with the CEC to discuss our progress on each of the requirements under the grant and although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so. The project and grant reimbursement period is due to conclude in the first quarter of 2026

We have made progress on a significant portion of the required milestones and expect to have our first validation vehicles completed before the end of 2024, with low-volume vehicle production commencing immediately after validation.

Commitment and Contingencies

Leases

For the six-month period ended June 30, 2024, we made lease payments of $0.6 million.

For the year ending December 31, 2024, the lease payments will be $1.2 million. Further information on the leases can be found in Note 6 of the Financial Statements.

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Purchase Orders

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2024, we had approximately $11.0 million in open purchase orders.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery. This enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data. In consideration, we agreed to pay license fee in two parts: i) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of the TLA and Parts Supply Agreement after delivery of first batch; and ii) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Further, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million, in four installments corresponding with the milestones set out in the TLA. We have the right of first refusal to repurchase shares on the same terms.

We paid $1.0 million of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA agreeing to a fixed fee of $1 million in cash (the amount paid) and shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to sell or transfer them to another shareholder.

Plan of Operations

The company continues to take steps required to produce its vehicle, specifically to date in 2024:

●	Aptera received its first production body at its San Diego headquarters, enabling the finalization of design and preparation for production-intent builds.
●	The company formed a strategic alliance with CTNS to develop and manufacture battery packs, accelerating their battery program and establishing a production line in Carlsbad, California.
●	Aptera has completed its full set of production body tooling and run its first set of 16 parts off each new tool with its production partner in Italy, CPC.
●	The vehicle has been released for production intent builds for validation and durability testing.
●	Aptera has successfully completed the design and validation of its battery management system (BMS), a critical component ensuring the safety and efficiency of its solar electric vehicles.

Our key planned activities and milestones to achieve our 12-month plan of operation includes the following:

●	10-12 vehicle builds to meet all validation requirements
●	Refinement of drivetrain based on validation testing
●	Complete design and validation of all electrical systems
●	Complete crash testing
●	Purchase and install equipment for low-volume manufacturing
●	Begin the buildout of our Carlsbad, CA facility to be able to produce at a rate of 20,000 vehicles annually

We estimate that we require $20-30 million to finish critical validation tests, including crash, tolerance, and other necessary assessments and low-volume tooling.

For this immediate step and to further build out our facility for low-volume manufacturing, we are actively raising capital through a variety of means, including this Regulation A offering. We are continuously exploring other financing opportunities, including equity investments, debt financing, equipment financing, grants, and other alternatives.

While timelines may be subject to change depending on various factors, including market conditions and unforeseen challenges, we are pursuing all available avenues to secure the necessary resources.

After vehicle validation, we expect that we will need a significant funding event of $30-40 million to enter low-volume production. Beyond our low-volume funding needs, achieving our full production capacity rate of 20,000 vehicles annually will require us to raise approximately $195 million in additional capital. This further funding is contingent on various factors, including the success of our initial fundraising efforts.

While we anticipate that the proceeds from this offering will contribute significantly towards our cash requirements, we will need to raise additional funds within the next six months to fully implement our plan of operations.

Trend Information

In 2023 and 2024, we engaged with many new partners to supply validated production parts and as a result, we are in the process of building validation vehicles with production parts. In addition to our engagement with these partners, we will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team is expected to continue to engage with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the company expects to continue to experience increased spending on production equipment and tooling.

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices and increases in interest rates. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of EV companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

The company is currently accepting deposits for pre-orders of $100. These deposits are fully refundable. To date, our cancellation rate on these preorders is under 5%. As of September 30, 2024, we have approximately 48,000 preorders.

We expect that significant funding events totaling approximately $60 million will be required for us to both validate our production-intent vehicles and to enter low-volume production. Upon entering low-volume production, we estimate that we will need to raise approximately $195 million more to build out our assembly plant, enabling us to produce at a rate of 20,000 vehicles per year. We have experienced production delays in the past due to: financial constraints, specifically we have not raised capital in the large blocks required to fully fund our tooling, validation program and manufacturing facility; supply chain issues and disruptions, particularly during the time of the COVID pandemic and immediately thereafter; technological challenges which, in prototype testing, have caused us to redesign or find alternate suppliers for certain components of our vehicle; and certain regulatory requirements that we must meet for our vehicle to obtain safety certifications. We currently do not anticipate any major supply chain disruptions. However, it is important to note that historical price fluctuations, especially for vehicle components and labor, have led to unanticipated increases in our research and development costs, which has negatively affected our results of operations. This, coupled with the pace of our fundraising efforts, has increased the amount of capital we need. Commencing production is contingent upon securing substantial upfront capital. Raising funds in smaller increments over time causes as a significant portion of the funds raised to be absorbed by day-to-day expenses. Our ability to enter production is also conditioned on closing a significant number of our preorders, availability of materials and goods necessary to produce the vehicles, availability of manufacturing facilities, and uninterrupted supply chains as well as any risks inherent in manufacturing at scale and bringing a new product to market.

The company has been relying on Rule 12g-6 promulgated under the Exchange Act with respect to assessing its obligations under Section 12(g) of the Exchange Act (“Section 12(g)”). Following the end of its fiscal year ending on December 31, 2024, the company believes it will likely be required to registered certain of our shares under Section 12(g). This registration will not be in connection with this Offering. In preparing to become a reporting company and once we become a reporting, we anticipate higher internal costs related to the increased administrative burden as well as higher professional fees. We have not finalized our plans for registration but note that the registration of shares can be done through a variety of methods and does not require listing our shares on an exchange and therefore may not provide liquidity to our shareholders.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s officers and directors are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Chris Anthony	Co-Chief Executive Officer and Interim Chief Financial Officer	48	March 2019 – Present	Full-time
Steve Fambro	Co-Chief Executive Officer and Secretary	56	March 2019 – Present	Full-time
Directors:
Chris Anthony	Director	48	March 2019 – Present	N/A
Steve Fambro	Director	56	March 2019 – Present	N/A

Chris Anthony, Co-Chief Executive Officer, Interim Chief Financial Officer, and Director:

Chris Anthony is our Co-CEO and Interim Chief Financial Officer. Chris was also a founder and former CEO of Flux Power, an advanced lithium-battery technology company from October 2009 – December 2019. He was also the founder and CEO of Epic boats, a technology leader in the pleasure boat market, between July 2002 and December 2018. Chris has raised more than $200m in private equity, Direct Public Offering, and grant funding for technology ventures. Chris holds a BS in Finance from the Cameron School of Business at UNC.

Steve Fambro, Co-Chief Executive Officer and Director:

Steve Fambro is our Co-CEO and Secretary. Steve was a venture partner and COO of Ocean Holding, an investment and development company dedicated to advancing the use of clean, renewable energy from July 2015 to August 2017. He was also the founder of Famgro, which built an efficient pesticide and herbicide-free indoor food-production system from January 2010 to March of 2015. Steve holds a BSEE from University of Utah with an emphasis in electromagnetics and antenna design.

There are no family relationships among any of our directors, executive officer, persons nominated or chosen by the Company to become a director or executive officer or any significant employee. During the past five years, there have been no proceedings required to be disclosed pursuant to Item 10(d) of Form 1-A, to which any director, executive officer or person nominated to become a director or executive officer of the Company were a party that were material to an evaluation of the ability or integrity of any such person. There are no arrangements or understandings with another person pursuant to which any of our executive officers or directors were selected as an executive officer or director.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ending December 31, 2023, we compensated our executive officers and directors as follows (in thousands):

	Capacities in which compensation	Cash	Other	Total
	was received	Compensation	Compensation(2)	Compensation
Steve Fambro	Co-CEO/Director	$231	$24	$255
Chris Anthony	Co-CEO/Director	$234	$9	$243
Sarah Hardwick (1)	Chief Marketing Officer	$250	$22	$272
Brian Snow (1)	Director	$89	$-	$89

(1)	Ms. Hardwick and Mr. Snow are no longer with the company.

(2)	Other compensation includes employee benefits of health insurance.

No directors or officers received any equity compensation for the fiscal year ended December 31, 2023.

During the fiscal year ended December 31, 2023, we had four directors; however, two of those directors are no longer serving as directors. During the fiscal year ended December 31, 2023, we compensated three of the directors in their capacity as directors in aggregate as follows: $554 thousand in cash compensation and $33 thousand in employee health benefits.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of September 30, 2024, the securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options have vested.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)(3)(4)
Class A Common Stock	Michael Johnson Properties, Ltd.	15,249,750	27.50%
Class A Common Stock	Chris Anthony	15,000,000	27.05%
Class A Common Stock	Steve Fambro	15,000,000	27.05%
Class A Common Stock	Patrick H. Quilter Trust	5,724,000	10.32%
Class A Common Stock	All executive officers and directors as a group (2 individuals)	30,000,000	54.09%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Aptera Motors Corp., 5818 El Camino Real, Carlsbad, CA 92008.

(2)	Based on 55,460,996 shares of Class A Common Stock outstanding on September 30, 2024.

(3)	No individual owns more than 10% of the Series B Preferred Stock.

(4)	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire within 60 days of June 30, 2024. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

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SECURITIES BEING OFFERED

The following descriptions summarize important terms of our capital stock. This summary reflects Aptera’s Amended and Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and the Amended and Bylaws, which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description Aptera’s capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

Aptera is offering Class B Common Stock in this offering. The authorized capital stock of the company consists of 305,000,000 shares of Common Stock, par value $0.0001 per share, 190,000,000 of which shares are designated as “Class A Common Stock” and 115,000,000 of which shares are designated as “Class B Common Stock” and 31,304,495, par value $0.0001 per share (the “Preferred Stock”), 217,391 of which shares are designated as “Series B-1-A Preferred Stock,” 379,774 of which shares are designated as “Series B-1-B Preferred Stock,” 4,234,991 of which shares are designated as “Series B-1-C Preferred Stock,” 772,597 of which shares are designated as “Series B-1-D Preferred Stock,” 4,618,667 of which shares are designated as “Series B-1-E Preferred Stock,” 1,071,984 of which shares are designated as “Series B-1-F Preferred Stock,” and 9,091 of which shares are designated as “Series B-1-G Preferred Stock,” (the Series B-1-A Preferred Stock, Series B-1-B Preferred Stock, Series B-1-C Preferred Stock, Series B-1-D Preferred Stock, Series B-1-E Preferred Stock, Series B-1-F Preferred Stock, and Series B-1-G Preferred Stock, collectively, the “Series B-1 Preferred Stock”).

As of September 30, 2024 the company has the following outstanding securities:

●	55,460,996 shares of Class A Common Stock
●	13,579,706 shares of Class B Common Stock
●	77,079 shares of Series B-1-A Preferred Stock
●	379,774 shares of Series B-1-B Preferred Stock
●	4,234,991 shares of Series B-1-C Preferred Stock
●	772,597 shares of Series B-1-D Preferred Stock
●	4,618,667 shares of Series B-1-E Preferred Stock
●	1,071,984 shares of Series B-1-F Preferred Stock
●	9,091 shares of Series B-1-G Preferred Stock

In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors.

In June 2021, the Company adopted a Stock Option and Incentive Plan known as the Company’s “2021 Stock Option and Incentive Plan” (the “Plan”). The number of shares of common stock that remain available for issuance under the Plan, was 6,610,921 as of September 30, 2024.

Our Class A Common Stock has voting rights and our Class B Common Stock and Series B-1 Preferred Stock do not have voting rights under our Amended and Restated Certificate of Incorporation. See “Common Stock – Voting Rights” and “Preferred Stock – Voting Rights” below for further details.

Common Stock

Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Common Stock; except that our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

Voting Rights

Our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law, for instance, if we were to:

●	change the par value of the common stock; or
●	amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B Common Stock.

Generally, for changes in par value, it would require the majority approval of all holders of our Common Stock as well as holders of Series B-1 Preferred Stock on an as converted basis voting as a single class, to approve such change.

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In addition, Delaware law would permit holders of Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B Common Stock, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Common Stock to rank junior to the Class A Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Common Stock, with each share of Class B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of Class B Common Stock without a separate vote of the holders of Class B Common Stock. This could allow us to increase and issue additional shares of Class B Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A Common Stock shall be entitled to elect, remove and replace all directors of the company.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the company’s Series B-1 Preferred Stock), The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the company’s Series B-1 Preferred Stock), In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Conversion Rights

Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock.

On any transfer of shares of Class A Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class B Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

25,460,996 shares of the company’s Class A Common Stock are subject to transfer restrictions . Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the company has a right of first refusal to purchase those shares.

Other Rights

Holders of Aptera’s Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera’s Class A or Class B Common Stock.

35

Preferred Stock

We have authorized the issuance of seven series of Preferred Stock, designated Series B-1-A Preferred Stock, Series B-1-B Preferred Stock, Series B-1-C Preferred Stock, Series B-1-D Preferred Stock, Series B-1-E Preferred Stock, Series B-1-F Preferred Stock and Series B-1-G Preferred Stock. Collectively, the Series B-1 Preferred Stock enjoy substantially similar rights, preferences, and privileges.

In addition, our board of directors will have the authority, without further action by our stockholders, to designate and issue shares of Preferred Stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as our board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

●	diluting the voting power of the holders of common stock; reducing the likelihood that holders of common stock will receive dividend payments;
●	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and
●	delaying, deterring, or preventing a change-in-control or other corporate takeover.

Series B-1 Preferred Stock Dividend Rights

Holders of Series B-1 Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Series B-1 Preferred Stock is entitled to one vote for each share of Class B Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number.

Each holder of Series B-1 Preferred Stock will enter into a Voting Agreement under which to the extent they are entitled to vote provides for that each holder shall vote, or cause to be voted, at a regular or special meeting of stockholders (or by written consent) all shares of Series B-1 Preferred Stock owned by such holder (or as to which such holder has voting power):

●	to ensure that the size of the Board shall be set and remain at such level as approved by the Board.
●	to elect such directors as are approved by the Board in any election of directors of the Company.
●	to vote all shares in accordance with the recommendations of the Board, on all matters submitted to a vote or consent of stockholders, including with respect to any amendments to the Voting Agreement or purchase agreement relating to the issuance of the such Preferred Stock.
●	to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Series B-1 Preferred Stock outstanding at any given time.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series B-1 Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Liquidation distributions will be paid ratably with each other in proportion to their liquidation preference. Holders of Series B-1 Preferred Stock will be entitled to receive the greater of (i) an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Series B-1 Preferred Stock, plus declared but unpaid dividends on such share or (ii) the amount such holder would have received if the shares were converted to Common Stock immediately prior to the liquidation event. “Original Issue Price” shall mean (i) $9.2000 per share for each share of the Series B-1-A Preferred Stock, (ii) $0.2185 per share for each share of the Series B-1-B Preferred Stock, (iii) $0.2427 per share for each share of the Series B-1-C Preferred Stock, (iv) $0.3851 per share for each share of the Series B-1-D Preferred Stock, (v) $0.4279 per share for each share of the Series B-1-E Preferred Stock, (v) $0.4855 per share for each share of the Series B-1-F Preferred Stock, and (vi) $8.8000 per share for each share of the Series B-1-G Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Series B-1 Preferred Stock).

36

Conversion Rights

Series B-1 Preferred Stock is convertible into Class B Common Stock voluntarily and automatically. Each share of Series B- Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Series B-1 Preferred Stock is currently convertible into one share of Class B Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock set forth in Section 4(d) of the Amended Certificate of Incorporation.

Additionally, each share of the Preferred Stock will automatically convert into Class B Common Stock (i) the closing of this corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in at least $75,000,000 of gross proceeds to this corporation (a “Qualified Public Offering”), following which, this corporation’s shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Series B-1 Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

All Classes of Stock

Drag-Along Rights

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don’t want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Voting Rights

Our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class B Common Stock to vote, with one vote per share, on a matter if we were to:

●	change the par value of the common stock; or
●	amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B Common Stock.

In addition, Delaware law would permit holders of Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B Common Stock, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Common Stock to rank junior to the Class A Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Common Stock, with each share of Class B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of Class B Common Stock without a separate vote of the holders of Class B Common Stock. This could allow us to increase and issue additional shares of Class B Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

37

Election of Directors

The holders of the Class A Common Stock shall be entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Conversion Rights

Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock.

On any transfer of shares of Class A Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class B Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

25,460,996 of the company’s Class A Common Stock are subject to transfer restrictions. Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the company has a right of first refusal to purchase those shares.

Other Rights

Holders of Aptera’s Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera’s Class A or Class B Common Stock.

Convertible Notes

In 2024, the company commenced an offering of convertible notes pursuant to Regulation D. The following is a summary of the basic terms and conditions of the convertible notes.

Maturity Date

Unless converted earlier into company securities, the outstanding principal and unpaid accrued interest on the convertible notes will be due and payable at any time on or after 24 months from the date of issuance. Approximately $0.7 million is outstanding in notes issued between August and October 2024.

Interest

Simple interest will accrue on an annual basis at the rate of 12% per annum.

Conversion at Next Equity Financing

Upon the closing of the any bona fide capital raise conducted by the company (other than an initial public offering) after the sale of convertible note (the “Next Equity Financing”), any outstanding principle and unpaid accrued interest of the convertible notes will convert into the class of securities sold in the Next Equity Financing. The notes will be converted using a price per share that is 80% of the price paid per share (the “Conversion Price”) for securities sold in the offering by the investors in the Next Equity Financing other than as a result of conversion of indebtedness. The shares issued to the holders of the notes will be identical to those issued in the Next Equity Financing except to the extent relevant, the “original issue price”, as well as price-based anti-dilution protection and dividend rights will be based on the Conversion Price. Securities granted, issued and/or sold by the company to any director, officer, employee or consultant of the Company in such capacity for the primary purpose of soliciting or retaining their services will not trigger this provision.

Conversion or Payment Upon Corporate Transaction

Prior to full payment of convertible notes or prior to the time when the convertible notes may otherwise be converted, in the event of any transaction defined as a “Liquidation Event” in the company’s current Restated Certificate of Incorporation or an initial public offering, the notes will be satisfied by a payment of an amount equal to the then outstanding principal due on the convertible notes plus all accrued interest under the convertible prior to the closing of such transaction or initial public offering.

Prepayment

Prepayment of principal, together with accrued interest, may be made without the lenders’ consent.

38

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

39

FINANCIAL STATEMENTS

APTERA MOTORS CORP. FINANCIAL STATEMENTS

(unaudited)

F-1

APTERA MOTORS CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)
(in thousands, except share and per share data)

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$18,106	$16,967
Grant funds receivable	355	345
Prepaids and other	517	415
Total current assets	18,978	17,727
Deposits and other long-term assets	1,550	2,293
Property and equipment, net	17,683	14,670
Right of use asset – operating lease	2,512	2,901
Total assets	$40,723	$37,591

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,462	$4,780
Accrued liabilities	1,119	835
Unearned reservation fees	4,027	3,863
Current portion of lease liabilities and other current liabilities	971	915
Total current liabilities	9,579	10,393
Right of use liabilities – operating lease	1,995	2,498
Other long-term liabilities	15	15
Total liabilities	11,589	12,906

Commitments and contingencies (Note 8)

Stockholders’ Equity
Preferred stock, $0.0001 par value, 31,304,495 authorized; 11,164,183 shares issued and outstanding	1	1
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 55,460,996 and 55,460,996 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	6	6
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 13,579,706 and 12,301,047 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	1	1
Additional paid-in capital	278,728	263,310
Common stock to be issued (subscriptions receivable)	550	(814)
Accumulated deficit	(250,152)	(237,819)
Total stockholders’ equity	29,134	24,685
Total liabilities and stockholders’ equity	$40,723	$37,591

See accompanying notes.

F-2

APTERA MOTORS CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)
(in thousands, except share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2024	June 30, 2023
Revenues	$-	$-

Operating Expenses:
General, selling, and administrative	7,838	18,751
Research and development	5,437	11,335
Total operating expenses	13,275	30,086

Operating loss	(13,275)	(30,086)
Other income	942	1,304
Loss before discontinued operations	(12,333)	(28,782)
Loss from discontinued operations, net of tax (Note 3)	-	418
Net loss attributable to Aptera common shareholders	$(12,333)	$(28,364)

Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$(0.18)	$(0.44)
Discontinued operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$-	$0.01
Weighted average shares outstanding of Class A and B common stock - basic and diluted	68,420,621	65,895,397

See accompanying notes.

F-3

APTERA MOTORS CORP.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(unaudited)
(in thousands, except share and per share data)

							Additional			Total
	Preferred Stock		Class A Common Stock		Class B Common Stock		Paid-In	Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2022	11,164,183	$1	55,714,810	$6	8,862,872	$1	$200,163	$—	$(183,213)	$16,958
Sale of common stock	—	—	—	—	2,223,847	—	23,567	(946)	—	22,621
Stock issuance costs	—	—	—	—	—	—	(795)	—	—	(795)
Shares issued for services	—	—	—	—	204,669	—	2,111	—	—	2,111
Shares for Andromeda acquisition	—	—	(251,087)	—	—	—	(2,636)	—	—	(2,636)
Stock based compensation	—	—	—	—	—	—	16,979	—	—	16,979
Net loss	—	—	—	—	—	—	—	—	(28,364)	(28,364)
June 30, 2023	11,164,183	$1	55,463,723	$6	11,291,388	$1	$239,389	$(946)	$(211,577)	$26,874

							Additional			Total
	Preferred Stock		Class A Common Stock		Class B Common Stock		Paid-In	Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2023	11,164,183	$1	55,460,996	$6	12,301,047	$1	$263,310	$(814)	$(237,819)	$24,685
Sale of common stock	—	—	—	—	1,273,422	—	13,138	1,364	—	14,502
Stock issuance costs	—	—	—	—	—	—	(916)	—	—	(916)
Shares issued for services	—	—	—	—	5,237	—	55	—	—	55
Stock based compensation	—	—	—	—	—	—	3,141	—	—	3.141
Net loss	—	—	—	—	—	—	—	—	(12,333)	(12,333)
June 30, 2024	11,164,183	$1	55,460,996	$6	13,579,706	$1	$278,728	$550	$(250,152)	$29,134

See accompanying notes.

F-4

APTERA MOTORS CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
(in thousands)

	Six	Six
	Months Ended	Months Ended
	June 30, 2024	June 30, 2023
Operating Activities From Continuing Operations
Net loss from continuing operations	$(12,333)	$(28,782)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:
Depreciation and amortization	245	215
Gain on lease settlement	(431)	-
Stock based compensation	3,141	16,979
Common stock issued for services	55	2,111
Changes in operating assets and liabilities:
Grant funds receivable	(10)	-
Merchant receivable, prepaids and other current assets	(102)	(539)
Deposits and other long-term assets	743	500
Accounts payable and accrued expenses	(1,034)	4,780
Unearned reservation fees	164	325
Operating lease assets and liability, net	373	(2,029)
Net cash used in operating activities from continuing operations	(9,189)	(6,440)
Investing Activities from Continuing Operations
Purchase of property and equipment	(3,258)	(5,348)
Net cash used in investing activities from continuing operations	(3,258)	(5,348)
Financing Activities from Continuing Operations
Proceeds from sale of common stock	14,502	22,621
Common stock issuance costs	(916)	(795)
Net cash provided by financing activities from continuing operations	13,586	21,826

Cash provided by operating activities of discontinued operations	-	89

Increase (decrease) in cash and cash equivalents	1,139	10,127
Cash and cash equivalents, beginning of year	16,967	10,775
Cash and cash equivalents, end of year	$18,106	$20,902

Non-cash investing and financing activities:
Subscriptions receivable	$375	$946
Common stock repurchased for deconsolidation	$-	$(2,636)

See accompanying notes.

F-5

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1—ORGANIZATION AND BUSINESS

The Company is developing a solar electric vehicle focused on efficiency. In 2023 we built out our supplier network, progressed production tooling and equipment, and worked to reduce the total capital required for volume production. We intend to enter into high-volume production of this vehicle in 2025, subject to many variables.

Aptera Motors Corp. (“Aptera” the “Company,” “we,” “us” or “our” and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 (“Inception”) in the State of Delaware. On April 1, 2022, the Company entered into a Plan of Merger with Andromeda Interfaces, Inc., a California corporation (“AI”). Upon completion of the AI Plan of Merger, AI became a wholly-owned subsidiary of the Company. In April 2023, we sold AI back to the original founders (Note 3). In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, regulatory conditions are inherently uncertain, volatility in demand, and inflation of production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management’s Plans

We have incurred losses from operations since inception and therefore require financing from external sources to continue as a going concern. We will incur significant costs to design, develop and manufacture our vehicles before we are able to generate revenue and therefore expect to continue to incur losses from operations for the foreseeable future. This raises substantial doubt about our ability to continue as a going concern. During the next 12 months, we plan to fund our operations with our current cash balance, sales of securities through Regulation D, Regulation CF and Regulation A offerings, and additional debt or equity financing as necessary. There are no assurances that we will be able to raise capital on terms acceptable to us. If we are unable to obtain enough additional capital, we may be required to reduce the scope of our development plans, which could harm our business, financial condition and operating results. The potential impact of these uncertainties are not reflected in the accompanying financial statements.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim Condensed Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and are consistent in all material respects with those applied in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023. These Condensed Consolidated Financial Statements are unaudited and have been prepared by the Company following the rules and regulations of the SEC.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted as permitted by such rules and regulations; however, the Company believes the disclosures are adequate to make the information presented not misleading. Certain columns and rows may not foot due to the use of rounded numbers.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and related notes included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023. Interim results are not necessarily indicative of the results for a full year.

The preparation of the Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, allowance for credit losses, returns and recovery reserves, goodwill and intangible asset impairments, share-based compensation expense, valuation allowance for deferred income taxes and amortization of intangible assets. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. On a regular basis, the Company evaluates the assumptions, judgments and estimates. Actual results may differ from these estimates.

F-6

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Significant Accounting Policies

There have been no material changes in the Company’s significant accounting policies as compared to the significant accounting policies described in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2024, and December 31, 2023.

The following are the classes of assets and liabilities measured at fair value:

	Fair Value Hierarchy as of June 30, 2024
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$15,447	$-	$-	$15,447
Total Assets	$15,447	$-	$-	$15,447

	Fair Value Hierarchy as of December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$15,402	$-	$-	$15,402
Total Assets	$15,402	$-	$-	$15,402

As of June 30, 2024, and December 31, 2023, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

F-7

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of June 30, 2024 and December 31, 2023, cash and cash equivalents contained $4.0 and $3.9 million, respectively, of unearned refundable customer reservation fees.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of research and development equipment, other equipment, and construction in progress is five years.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

We recorded no impairment charges during the six-month period ended June 30, 2024 and 2023.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

●	A right-of-use (ROU) asset representing the right to use the leased asset.
●	A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset.

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee’s incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2024 and December 31, 2023, we had approximately $10.5 and $12.0 million in open purchase orders, respectively.

F-8

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Revenue Recognition

As of June 30, 2024, the Company has not yet generated any revenue from its continuing operations. The Company is currently in the pre-launch phase and is focused on developing its core product.

The Company expects to recognize revenue upon the delivery of its product to customers. Revenue will be recognized in accordance with the applicable accounting standards, such as ASC 606.

The Company’s ability to generate revenue is subject to various risks and uncertainties, including successful product development, market acceptance and regulatory approvals. These factors could materially impact the timing and amount of future revenue recognized by the Company.

Key Considerations for Future Revenue Recognition:

●	Performance obligations: The Company will assess its contracts with customers to identify the distinct performance obligations and allocate the transaction price accordingly.

●	Variable consideration: If applicable, the Company will estimate the amount of variable consideration to which it is entitled based on the probability-weighted approach.

●	Right of return: If customers have a right to return products, the Company will recognize a refund liability and adjust revenue accordingly.

●	Principal versus agent: The Company will determine whether it acts as a principal or an agent in its transactions, which will impact the presentation of revenue in the financial statements.

The Company will continue to evaluate its revenue recognition policies and procedures as its business evolves and will make any necessary disclosures in future financial statements.

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the California Energy Commission (the “CEC”) to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds and is subject to compliance requirements. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program, which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on us achieving certain milestones, including having matching funds, as well as providing updates. Through December 31, 2023, we have submitted requests totalling $1.2 million of reimbursements under this grant, all of which have been received. Although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States (“U.S.”) and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

F-9

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee’s requisite service period (generally the vesting period of the equity grant).

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of Preferred Stock and options under the Company’s 2021 Stock Option and Incentive Plan.

As of June 30, 2024 and 2023, potentially dilutive securities outstanding were as follows:

	June 30, 2024	June 30, 2023
Preferred Stock	11,164,183	11,164,183
Stock options	11,223,721	11,490,869
Potentially dilutive securities	22,387,904	22,655,052

For the six-month period ended June 30, 2024 and 2023, we incurred a net loss for which the effects of our potentially dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

For the six-month period ended June 30, 2024 and 2023, weighted average shares outstanding of Class A common stock were 55,460,996 and 55,714,810, respectively and weighted average shares of Class B common stock were 12,959,625 and 10,810,587 respectively.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

F-10

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 – DISCONTINUED OPERATIONS

Acquisition and Disposition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation(“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”)

The Company completed the AI Acquisition on April 1, 2022 (“AI Closing Date”) and acquired all issued and outstanding shares of AI. In accordance with the agreement: (A) AI stock was converted into rights to receive 251,087 Class A Common Stock for a total fair value of $2.2 million, (B) MergerSub equity units issued and outstanding converted into 100 common shares, no par value of AI, (C) 100 common shares of AI were issued to the Company, (D) each unexercised AI option to purchase AI Stock (whether or not vested) were automatically cancelled, and (E) former AI stockholders were awarded stock options under the Company’s 2021 Stock Option and Incentive Plan.

The Merger was structured as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger Agreement is a “plan of reorganization” within the meaning of the regulations under Section 368(a) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes.

The acquisition was accounted for as a business combination and goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired. The company allocated the purchase price in regard to the acquisition related to the assets acquired and liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Preliminary
Purchase Price
Allocation
Cash and cash equivalents	$28
Trade accounts receivable	23
Other assets	2
Goodwill	2,362
Accounts payable	(1)
Debt	(104)
Purchase price consideration	$2,310

In April of 2023, the Company signed a settlement agreement where Aptera agreed to assign all of its rights, title and interest in and to the capital stock of AI to each of the Andromeda Interfaces Founders (“AI Founders”) and in return the AI founders agreed to assign all of their rights, title and interest in and to their Aptera Shares to Aptera, essentially unwinding the acquisition. As a result, the Company determined that the infotainment display subsidiary AI met the accounting criteria to be classified as discontinued operations and therefore recorded the operating results of AI in discontinued operations for the six months ended June 30, 2023.

Aptera retains all rights, title, and interest in the intellectual property created and developed during its ownership of AI.

NOTE 4 – GRANT FUNDS RECEIVABLE

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission (“CEC”), which provides for the reimbursement of certain capital investments and operating costs primarily related to battery and solar applications, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We are required to complete the CEC project and use all funding by March 31, 2026. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we will record the retention amount only when it is determined to be reasonably collectible. Through June 30, 2024, the Company submitted reimbursement requests totalling $1.9 million under this grant, of which $187 thousand is retained by CEC. None of the retention amount has been recognized as other income.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	June 30, 2024	December 31, 2023
Leasehold improvements	$694	$694
Computers, hardware and software	95	95
Research and development equipment	788	788
Other equipment	824	824
Construction in progress	16,244	12,986
	18,645	15,387
Less accumulated depreciation and amortization	(962)	(717)
Total property and equipment, net	$17,683	$14,670

F-11

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 7 – LEASES

As of June 30, we lease approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. This reflects a reduction leased space compared to September 2023 when we exited our facility in Vista, CA. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Our lease agreements do not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of June 30, 2024	As of December 31, 2024
Operating lease assets, net	$2,512	$2,901

Current portion of lease liabilities and other current liabilities	971	915
Long-term lease liabilities	1,995	2,498
	$2,966	$3,413

The following table summarizes the contractual maturities of operating lease liabilities (in thousands):

As of June 30, 2024
2024	$579
2025	1,191
2026	1,227
2027	314
Total minimum lease payments	3,311
Imputed interest	(345)
Total minimum lease payments	$2,966

We recorded $564 thousand and $466 thousand as operating lease expense for the six months ended June 30, 2024 and 2023, respectively. This expense is allocated to “General, selling, and administrative” and “Research and development” expenses in the Condensed Consolidated Statements of Operations.

F-12

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 8 – COMMITMENTS AND CONTINGENCIES

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. (“Chery”). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

Through December 31, 2023, we paid $1.0 million of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

Litigation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. The Company is also subject to legal proceedings which arise in the ordinary course of business.

On July 19, 2024, Zaptera USA, Inc. filed a complaint against Aptera Motors Corp. The complaint alleges, among other things, patent infringement, theft of trade secrets, and tortious interference. The complaint seeks damages, including compensatory damages, enhanced damages, disgorgement of profits, and exemplary damages, as well as injunctive relief and a declaratory judgment that Zaptera is the rightful owner of the patents in question. The Company believes that this complaint is without merit and intends to vigorously defend itself against these claims.

NOTE 10 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of June 30, 2024, the number of shares of preferred stock authorized for issuance was 31,304,495, of which 11,304,495 has been designated as a series of Series B-1 Preferred Stock (which we collectively refer to as “Series B-1 Preferred Stock). In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors. Series B-1. Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a “Liquidation Event”). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the “Conversion Rate”) in certain limited circumstances.

Series B-1 Preferred Stock will automatically be converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) the closing of a sale of the Company’s Common Stock in a firm commitment underwritten public offering that results in at least $75,000,000 of gross proceeds to this corporation, following which, its shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

F-13

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, other than required under Delaware law, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of June 30, 2024 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$9.2000	217,391	77,079	$709
Series B-1-B Preferred Stock	0.2185	379,774	379,774	83
Series B-1-C Preferred Stock	0.2427	4,234,991	4,234,991	1,028
Series B-1-D Preferred Stock	0.3851	772,597	772,597	298
Series B-1-E Preferred Stock	0.4279	4,618,667	4,618,667	1,976
Series B-1-F Preferred Stock	0.4855	1,071,984	1,071,984	520
Series B-1-G Preferred Stock	8.8000	9,091	9,091	80
Preferred Stock	—	20,000,000	—	—
Total Series B-1 Preferred Stock as of June 30		31,304,495	11,164,183	$4,694

Class A Common Stock

Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Class A common stock holders also have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation, subject to the rights of any preferred stock that may be outstanding. During the six months ended June 30, 2023, the Company repurchased 251,087 shares of its Class A common stock at a weighted average price of approximately $10.50 per share in connection with the sale of AI.

Class B Common Stock

Holders of Class B common stock are not entitled to voting rights, except as required by applicable law. They have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation on an equal basis with holders of Class A common stock, subject to the rights of any preferred stock that may be outstanding.

During the six months ended June 30, 2024, the Company issued 5,237 shares in exchange for services totalling $55 thousand at a weighted average price of $10.50 per share. During the six months ended June 30, 2023, the Company issued 204,669 shares in exchange for services totalling $2.1 million at a weighted average price of $10.31 per share.

We engaged Dalmore Group, LLC, a member of FINRA/SIPC (“Dalmore”), to provide administrative and technology-related services in connection with our 1-A Class B Common Stock offerings. Dalmore is not an underwriter or placement agent in our offerings. We agreed to pay Dalmore a commission of 1% on all sales of Class B Common Stock.

We engaged Issuance, Inc. to provide marketing services in connection with our 1-A Class B Common Stock offerings. For sales made through the Issuance Platform, we agreed to pay Issuance a monthly platform and service fee, along with payment processing fees ranging from 0.5% to 4.0% of the value of Class B Common Stock sold. These fees paid in connection with this agreement are addition to commissions paid to Dalmore. Fees paid and accrued to Issuance, Inc. are offset against additional paid-in capital on the balance sheet.

We have listed our securities on the “Republic Platform,” operated by OpenDeal Broker LLC (“OpenDeal”). For sales on this platform, in addition to the fee paid to Dalmore, we paid OpenDeal a 4.75% cash commission on the value of Class B Common Stock sold, plus a 2% commission in the form of Class B Common Stock itself. These fees represent the maximum allowable for broker-dealers in this offering. Fees paid and accrued to Republic are offset against additional paid-in capital.

During the six months ended June 30, 2024, the Company collected $0.9 million for sales of Class B common stock that was issued subsequent to the balance sheet date. As of June 30, 2024 the Company had Class B common stock subscriptions receivable of $0.4 million. Costs of issuing common stock were $0.9 million and $0.8 million for the six months ended June 30, 2024 and 2023, respectively.

F-14

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the “Plan”). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan, was 7,776,279 and 7,194,345 as of June 30, 2024 and December 31, 2023, respectively.

Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2022	10,997,794	$5.15	$58,823	$4.28	8.8
Granted	1,791,441	10.13		8.29	9.4
Exercised	—	—		—	—
Cancelled	(983,580)	6.28		5.31
Balance at December 31, 2023	11,805,655	$5.81	$58,823	$4.81	8.0
Granted	—	—		-	-
Exercised	—	—		—	—
Cancelled	(581,934)	5.92		4.57
Outstanding and expected to vest at June 30, 2024	11,223,721	$5.86	$56,547	$4.64	8.4
Vested and exercisable at June 30, 2024	10,300,488	$5.86	$92,071	$6.39	4.9

The total fair value of stock options granted during the six months ended June 30, 2024 and 2023, respectively was $0 million and $20.6 million, respectively, which is being recognized over their respective vesting periods. The total fair value of stock options vested during the six months ended June 30, 2024 and 2023 was approximately $3.7 million and $20.6 million, respectively.

F-15

APTERA MOTORS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2022
Weighted average risk-free interest rate	—	4.03%
Weighted average expected volatility	—	110.3%
Weighted average expected term (in years)	—	6.17
Expected dividend yield	—	0.0%
Exercise price	$—	$5.86

The allocation of stock-based compensation expense for the six months ended June 30, 2024 and 2023 was as follows (in thousands):

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
General, selling, and administrative	$2,673	$4,942
Research and development	468	12,023
Total stock-based compensation	$3,141	$16,965

As of June 30, 2024 and December 31, 2023, the total unrecognized compensation cost related to outstanding time-based options was $3.7 million and $7.6 million, respectively, which is expected to be recognized over a weighted-average period of 1.16 and 2.49 years, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

For the six-month periods ended June 30, 2023, the Company paid $78 thousand in fees to a vendor controlled by a former member of the board of directors.

NOTE 13 – SUBSEQUENT EVENTS

Regulation Crowdfunding Offering

In May 2024, the Company initiated a Regulation Crowdfunding offering which had a target end date of June 30, 2024 and therefore the issuance of the funds and disbursement occurred after that date. The Company closed 475,510 shares of Class B common stock for $4.9 million of investment through the offering.

Regulation D Class B Common Stock Offering

In June 2024, the Company initiated a Regulation D Rule 506C offering of Class B Common Stock. Subsequent to the balance sheet date, the Company closed 312,212 shares of Class B common stock for $3.0 million of investment through the offering.

Regulation D Convertible Notes Offering

In July 2024, the Company entered into an agreement with US Capital Group for a convertible notes offering under Regulation D Rule 506(c). The offering seeks to raise up to $60 million in capital. The notes will bear interest at an annual rate of 12% and will mature 24 months from the date of issuance. The notes will be convertible into shares of Aptera’s common stock at a conversion price to be determined at the time of conversion, subject to certain adjustments. The proceeds from the offering are intended to be used for validation and durability testing of vehicles, completion of integration and supplier work, and positioning the company for future growth and scaling.

Other

The Company has evaluated subsequent events that have occurred through the date of this filing and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

F-16

APTERA MOTORS CORP. FINANCIAL STATEMENTS

As of December 31, 2023, and 2022 and for the Years then

Ended

APTERA MOTORS CORP.

F-17

Index to Financial

Statements

F-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Aptera Motors Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptera Motors Corp. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

San Diego, California

April 1, 2024

We have served as the Company’s auditor since 2019.

F-19

APTERA MOTORS CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$16,967	$9,848
Restricted cash	-	927
Grant funds receivable	345	-
Merchant receivable	18	86
Prepaids and other	397	640
Current assets - discontinued operations	-	135
Total current assets	17,727	11,636
Deposits and other long-term assets	2,293	2,743
Property and equipment, net	14,670	11,411
Operating lease assets, net	2,901	11,765
Long-term assets - discontinued operations	-	2,364
Total assets	$37,591	$39,919

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,780	$2,312
Accrued liabilities	835	2,787
Unearned reservation fees	3,863	3,307
Current portion of lease liabilities and other current liabilities	915	1,640
Current liabilities - discontinued operations	-	192
Total current liabilities	10,393	10,238
Long-term lease liabilities, net	2,498	12,708
Other long-term liabilities	15	15
Total liabilities	12,906	22,961

Commitments and contingencies (Note 8)

Stockholders’ Equity
Preferred stock, par value $0.0001; 31,304,495 authorized; 11,164,183 shares issued and outstanding (Note 10)	1	1
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 55,460,996 and 55,714,810 shares issued and outstanding as of December 31, 2023 and 2022, respectively	6	6
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 12,301,047 and 8,862,872 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1	1
Additional paid-in capital	263,310	200,163
Subscription receivables	(814)	-
Accumulated deficit	(237,819)	(183,213)
Total stockholders’ equity	24,685	16,958
Total liabilities and stockholders’ equity	$37,591	$39,919

See accompanying notes to the consolidated financial statements.

F-20

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended	Year Ended
	December 31, 2023	December 31, 2022
Revenues	$-	$-

Operating Expenses:
General, selling, and administrative	33,008	20,845
Research and development	23,450	40,631
Total operating expenses	56,458	61,476

Operating loss	(56,458)	(61,476)
Other income	2,087	104
Change in fair value of SAFE liability	-	(20,356)
Loss before discontinued operations	(54,371)	(81,728)
Loss from discontinued operations, net of tax (Note 3)	(235)	(548)
Net loss attributable to Aptera common shareholders	$(54,606)	$(82,276)

Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$(0.82)	$(1.30)
Discontinued operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$(0.00)	$(0.01)
Weighted average shares outstanding of Class A and B common stock - basic and diluted	66,290,726	62,906,411

See accompanying notes to the consolidated financial statements.

F-21

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In	Subscriptions’	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2021	—	$—	54,304,631	$5	5,298,157	$1	$40,404	$(985)	$(100,937)	$(61,512)
Sale of common stock	—	—	1,159,092	1	3,116,400	—	38,943	985	—	39,929
Conversion of SAFEs	11,087,104	1	—	—	—	—	102,000	—	—	102,001
Sale of preferred stock	77,079	—	—	—	—	—	709	—	—	709
Stock issuance costs	—	—	—	—	—	—	(2,027)	—	—	(2,027)
Shares issued for services	—	—	—	—	448,315	—	5,981	—	—	5,981
Common stock issued to acquire Andromeda Interfaces, Inc.	—	—	251,087	—	—	—	2,310	—	—	2,310
Stock based compensation	—	—	—	—	—	—	11,843	—	—	11,843
Net loss	—	—	—	—	—	—	—	—	(82,276)	(82,276)
December 31, 2022	11,164,183	$1	55,714,810	$6	8,862,872	$1	$200,163	$—	$(183,213)	$16,958
Sale of common stock	—	—	—	—	3,230,147	—	33,917	(814)	—	33,103
Stock issuance costs	—	—	—	—	—	—	(1,767)	—	—	(1,767)
Shares issued for services	—	—	—	—	208,028	—	2,899	—	—	2,899
Sale of Andromeda Interfaces, Inc. subsidiary in exchange for Aptera common stock	—	—	(251,087)	—	—	—	(2,310)	—	—	(2,310)
Repurchase of shares	—	—	(2,727)	—	—	—	(29)	—	—	(29)
Stock based compensation	—	—	—	—	—	—	30,437	—	—	30,437
Net loss	—	—	—	—	—	—	—	—	(54,606)	(54,606)
December 31, 2023	11,164,183	$1	55,460,996	$6	12,301,047	$1	$263,310	$(814)	$(237,819)	$24,685

See accompanying notes to the consolidated financial statements.

F-22

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended	Year Ended
	December 31, 2023	December 31, 2022
Operating Activities From Continuing Operations
Net loss from continuing operations	$(54,371)	$(81,728)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:
Depreciation and amortization	449	252
Asset impairment	1,723	1,272
Gain on lease settlement	(431)	-
SAFEs issued for services	-	80
Change in fair value of SAFE liability	-	20,356
Stock based compensation	30,437	11,843
Common stock issued for services	2,899	5,981
Changes in operating assets and liabilities:
Grant funds receivable	(345)	-
Merchant receivable	68	(67)
Prepaids	243	165
Deposits and other long-term assets	450	-
Accounts payable	2,468	905
Accrued expenses	(1,952)	2,237
Unearned reservation fees	556	2,064
Operating lease assets and liability, net	(1,640)	1,311
Other long-term liabilities	-	15
Net cash used in operating activities from continuing operations	(19,446)	(35,314)
Investing Activities from Continuing Operations
Purchase of property and equipment	(5,431)	(11,305)
Net cash used in investing activities from continuing operations	(5,431)	(11,305)
Financing activities from Continuing Operations
Payments on debt instruments	-	(60)
Proceeds from SAFE agreements	-	53
Proceeds from sale of series B preferred	-	709
Proceeds from sale of common stock	33,103	39,929
Repurchase of shares	(29)	-
Common stock issuance costs	(1,767)	(2,027)
Net cash provided by financing activities from continuing operations	31,307	38,604
Discontinued Operations
Total used by operating activities	(238)	(545)
Total used by investing activities	-	-
Total used by financing activities	-	-
Decrease in cash from discontinued operations	(238)	(545)
Increase (decrease) in cash and cash equivalents	6,192	(8,560)
Cash, cash equivalents and restricted cash, beginning of year	10,775	19,335
Cash and cash equivalents, end of year	$16,967	$10,775

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-
Non-cash investing and financing activities:
Subscriptions’ receivable	$814	$-
Common stock issued to acquire Andromeda Interfaces, Inc.	$-	$2,310
Sale of Andromeda Interfaces, Inc. subsidiary in exchange for Aptera common stock	(2,310)	-
Conversion of SAFEs into preferred stock	$-	$102,001
Issuance of contractor SAFEs	$-	$80

See accompanying notes to the consolidated financial statements

F-23

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

The Company is developing a solar electric vehicle focused on efficiency. In 2023 we built out our supplier network, progressed production tooling and equipment, and worked to reduce the total capital required for volume production. We intend to enter into high-volume production of this vehicle in 2025, subject to many variables.

Aptera Motors Corp. (“Aptera” the “Company,” “we,” “us” or “our” and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 (“Inception”) in the State of Delaware. On April 1, 2022, the Company entered into a Plan of Merger with Andromeda Interfaces, Inc., a California corporation (“AI”). Upon completion of the AI Plan of Meger, AI became a wholly-owned subsidiary of the Company. In April 2023, we sold AI back to the original founders (Note 3). In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, regulatory conditions are inherently uncertain, volatility in demand, and inflation of production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management’s Plans

We have incurred losses from operations since inception and therefore require financing from external sources to continue as a going concern. We will incur significant costs to design, develop and manufacture our vehicles before we are able to generate revenue and therefore expect to continue to incur losses from operations for the foreseeable future. This raises substantial doubt about our ability to continue as a going concern. During the next 12 months, we plan to fund our operations with our current cash balance, sales of common stock through our Regulation A common offering and additional debt or equity financing as necessary. There are no assurances that we will be able to raise capital on terms acceptable to us. If we are unable to obtain enough additional capital, we may be required to reduce the scope of our development plans, which could harm our business, financial condition and operating results. The potential impact of these uncertainties are not reflected in the accompanying financial statements.

F-24

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Discontinued Operations

In February 2023, we determined that our infotainment display business AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, the assets, liabilities, results of operations and cash flows of AI have been reported as discontinued operations for all periods presented. Unless otherwise indicated, amounts and activity in this Annual Report are presented on a continuing operations basis. See Note 3, “Discontinued Operations,” in the Notes to Consolidated Financial Statements for further information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. We use historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation.

F-25

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023, and 2022.

As of December 31, 2023, and 2022, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable and unearned reservation fees approximated their fair values.

The following are the classes of assets and liabilities measured at fair value:

	Fair Value Hierarchy as of December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$15,402	$-	$-	$15,402
Total Assets	$15,402	$-	$-	$15,402

	Fair Value Hierarchy as of December 31, 2022
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$7,214	$-	$-	$7,214
Total Assets	$7,214	$-	$-	$7,214

F-26

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company measures the fair value of the Simple Agreements for Future Equity (“SAFE”) at their fair value on a recurring basis (see Note 7). The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. The Company estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation employed the estimated fair value of the Company’s Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate the implied enterprise value of the Company. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of the Company’s equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of the Company’s common stock, estimated volatility of the Company’s common stock, estimated life and management’s estimate of the probability of settling the SAFEs under the possible settlement alternatives.

The following is a reconciliation of the opening and closing balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2023, and 2022 (in thousands):

Level 3 Liabilities
SAFEs, December 31, 2021	$81,512
Additions	80
Changes in fair value	20,356
SAFE Conversion	(101,948)
SAFEs, December 31, 2022	$-

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2023 and 2022, cash and cash equivalents contained $3.9 million and $3.3 million, respectively, of unearned refundable customer reservation fees.

Restricted Cash

As of December 31, 2022, restricted cash consisted of an unconditional and irrevocable letter of credit for a security deposit on a leased facility.

Merchant Receivable

Merchant receivables are amounts receivable from our merchant processor, which processes and collects funds for vehicle reservation transactions before remitting them to us. Merchant receivable is shown net of fees charged by our merchant processor.

Trade Accounts Receivable

We record trade accounts receivable at invoiced amounts, which do not bear interest. We review outstanding accounts receivable on a periodic basis for collectability and did not maintain an allowance for doubtful accounts as of December 31, 2023 and 2022. The entirety of the trade accounts receivable as of December 31, 2022 is aggregated in current assets - discontinued operations (Note 3).

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of research and development equipment, other equipment, and construction in progress is five years, see Note 5.

F-27

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

For the year ended December 31, 2023 we recorded impairment charges totaling $1.7 million related to construction in progress assets as discussed further in Note 5 to our consolidated financial statements. For the year ended December 31, 2022 we recorded impairment charges totaling $1.3 million related to operating lease assets as discussed further in Note 6.

Capitalization of Software Costs

We capitalize costs incurred in the development of internal use software, during the application development stage to Property, plant and equipment, net on the consolidated balance sheets. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Such costs are amortized on a straight-line basis over its estimated useful life of three years.

Software development costs incurred in development of software to be sold, leased, or otherwise marketed, incurred subsequent to the establishment of technological feasibility and prior to the general availability of the software are capitalized when they are expected to become significant. Such costs are amortized over the estimated useful life of the applicable software once it is made generally available to our customers.

We evaluate the useful lives of these assets on an annual basis, and we test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. No impairment of capitalized software costs were recorded for the year ended December 31, 2023 and 2022.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

●	A right-of-use (ROU) asset representing the right to use the leased asset.
●	A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset.

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee’s incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

F-28

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of December 31, 2023 and 2022, we had approximately $12.0 million and $10.0 million in open purchase orders, respectively.

Goodwill

Goodwill and other identifiable intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually, and more frequently if events and circumstances indicate that the asset might be impaired. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

Impairment of Goodwill and Long-lived Assets

Long-lived assets such as property and equipment and intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying values of these assets are adjusted to their estimated fair value and assets held for sale are adjusted to their estimated fair value less estimated selling expenses.

Goodwill is tested for impairment when a triggering event occurs that indicates that the fair value of an entity or a reporting unit may be below its carrying amount. This determination consists of an optional qualitative assessment to determine whether the quantitative impairment test is necessary. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, further testing is unnecessary. If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the entity must perform the following quantitative test. First, the entity determines the fair value of a reporting unit and compares it with its carrying amount. Second, if the carrying amount of reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit by applying a purchase price allocation method. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

In accordance with U.S. GAAP, we have elected to simplify goodwill impairment testing by eliminating step two of the current impairment test, which requires the hypothetical application of the acquisition method to calculate the goodwill impairment amount.

No impairment goodwill impairment charges were recorded for the year ended December 31, 2023 and 2022, respectively. The entirety of the goodwill balance as of December 31, 2022 is aggregated in Long-term assets - discontinued operations (Note 3).

Debt – Economic Injury Disaster Loan Program (EIDL)

In the acquisition of Andromeda Interfaces, Inc., “AI”, the Company assumed an unsecured loan in the amount of $100,500 through its new wholly owned subsidiary under the Economic Injury Disaster Loan program or the “EIDL”. EIDL loans provide the necessary working capital to help small businesses survive until normal operations resume after a disaster. The entirety of the Debt balance as of December 31, 2022 is aggregated in Current liabilities - discontinued operations (Note 3).

F-29

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Simple Agreements for Future Equity (SAFE)

We have issued SAFE instruments in exchange for cash financing with outside investors and in exchange for work performed by independent contractors. In August 2022, we converted all SAFEs into shares of preferred stock.

We measured the fair value of the SAFE at their fair value on a recurring basis. The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. We estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation method employed the estimated fair value of our Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate an implied enterprise value. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of our equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of our common stock, estimated volatility of our common stock, estimated life and management’s estimate of the probability of settling the SAFEs under the possible settlement alternatives.

Revenue Recognition

We recognize revenue when control of promised goods or services are transferred to a customer, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We apply the following five steps in order to determine the appropriate amount of revenue to recognize as we fulfill our contractual obligations: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. We generally invoice at the time delivery with payment due upon receipt of invoice.

As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

100% of revenue came from three customers during the year ended December 31, 2023 and 2022, respectively. All revenue recorded for the year ended December 31, 2023 and 2022 were for sales through the subsidiary and are included in Loss from discontinued operations, net of tax (Note 3). The loss of these customers did not have a significant impact on the Company’s financial statements.

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the California Energy Commission (the “CEC”) to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds and is subject to compliance requirements. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program, which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on us achieving certain milestones, including having matching funds, as well as providing updates. Through December 31, 2023, we have submitted requests totaling $1.2 million of reimbursements under this grant, all of which have been received. Although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so.

F-30

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States (“U.S.”) and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee’s requisite service period (generally the vesting period of the equity grant).

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s 2021 Stock Option and Incentive Plan.

As of December 31, 2023 and 2022, potentially dilutive securities outstanding were as follows:

	December 31, 2023	December 31, 2022
Preferred stock	11,164,183	11,164,183
Stock options	11,805,655	10,997,794
Potentially dilutive securities	22,969,838	22,161,977

For the years ended December 31, 2023 and 2022, we incurred a net loss for which the effects of our dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

Recent Accounting Pronouncements

The Company evaluates all Accounting Standard Updates (“ASUs”) issued but not yet effective by FASB for consideration of their applicability. ASU’s not included in the Company’s disclosures were assessed and determined to be not applicable and material to the Company’s consolidated financial statements or disclosures.

F-31

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – DISCONTINUED OPERATIONS

Acquisition of Andromeda Interfaces, Inc.

On April 1, 2022, we entered into a Plan of Merger (the “AI Merger”) with AI.

We completed the AI Merger on April 1, 2022 and acquired all issued and outstanding shares of AI. In accordance with the agreement all outstanding AI common stock was converted into rights to receive 251,087 of our Class A Common Stock for a total fair value of $2.2 million. In addition, former AI stockholders were awarded stock options under our 2021 Stock Option and Incentive Plan.

The AI Merger was completed as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Plan of Merger is a “plan of reorganization” within the meaning of the regulations under Section 368(a) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes.

The AI Merger was accounted for as a business combination. As of December 31, 2022, goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired. We allocated the purchase price to the assets acquired and liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Purchase Price Allocation
Cash and cash equivalents	$28
Trade accounts receivable	23
Other assets	2
Goodwill	2,362
Accounts payable	(1)
Debt	(104)
Purchase price consideration	$2,310

During the first quarter of 2023, we determined that the infotainment display subsidiary AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, we reported the held-for-sale assets and liabilities and the operating results of AI in discontinued operations as of December 31, 2022.

Due to amounts being immaterial in nature, certain discontinued operations disclosures have been omitted.

In April of 2023, we signed a settlement agreement where we agreed to assign all of our rights, title and interest in and to the capital stock of AI to each of the Andromeda Interfaces Founders (“AI Founders”) and the AI Founders, in return, agreed to assign all of their rights, title and interest in their shares of our common stock to us. The entirety of the share consideration that AI received in connection with the AI Merger, 251,087 shares of our Class A common stock was returned to us in connection with the settlement agreement. Net loss from discontinued operations was $53 thousand and the loss on disposal was $182 thousand, the total loss is recorded in loss from discontinued operations for the year ended December 31, 2023.

We own all of the rights, title, and interest in intellectual property established by the AI Founders from the inception of the AI Merger in April 2022 through the date of the settlement agreement in April 2023.

F-32

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – MERCHANT RECEIVABLE AND UNEARNED RESERVATION FEES

In December 2020, we launched our vehicle pre-order program using a third-party merchant processor. We record unearned reservation fees for vehicle pre-orders at the amount refundable to the customer. When vehicle pre-orders are processed through a merchant processor, the processing fees charged by the merchant processor are recorded as general and administrative expenses and the amount attributed to the vehicle pre-order is recorded as a merchant receivable. When the transaction clears and the merchant processor remits the funds to us, we record unearned reservation fees, gross of any fees to cover potential customer refunds.

The fees charged by the merchant processor of $23 thousand and $96 thousand for the years ended December 31, 2023 and 2022, respectively were recorded to general and administrative expenses. As of December 31, 2023 and 2022, the Company has a net amount receivable of $18 thousand and $86 thousand, respectively, from the merchant processor which is recorded as a merchant receivable.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2023 and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Leasehold improvements	$694	$686
Computers, hardware and software	95	95
Research and development equipment	788	787
Other equipment	824	544
Construction in progress	12,986	9,568
	15,387	11,680
Less accumulated depreciation and amortization	(717)	(269)
Total property and equipment, net	$14,670	$11,411

Depreciation of property and equipment held for use amounted to $0.4 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively.

Impairment of Construction in Progress

In December of 2023, we recorded charges for non-cash impairments related to construction in progress assets for $1.7 million related to changes in the battery manufacturing line. The asset impairment charge is included in research and development expenses as of December 31, 2023.

F-33

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LEASES

We lease approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Our lease agreements do not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of December 31, 2023	As of December 31, 2022
Operating lease assets, net	$2,901	$11,765

Current portion of lease liabilities and other current liabilities	915	1,640
Long-term lease liabilities	2,498	12,708
	$3,413	$14,348

The following table summarizes the contractual maturities of operating lease liabilities (in thousands):

As of December 31, 2023
2024	$1,156
2025	1,191
2026	1,227
2027	314
Total minimum lease payments	3,888
Imputed interest	(475)
Total minimum lease payments	$3,413

We recorded $2.0 million and $2.3 million as operating lease expense for the year ended December 31, 2023 and 2022, respectively. This expense is allocated to “General, selling, and administrative” and “Research and development” expenses in the Consolidated Statements of Operations.

F-34

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other information related to our lease obligations is as follows:

	As of December 31, 2023	As of December 31, 2022
Supplemental lease information
Weighted average remaining lease term (in years)	3.25	5.89
Weighted average discount rate	8.30%	8.30%

Supplemental cash flow information related to our lease obligations is as follows (in thousands):

	As of December 31, 2023	As of December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$3,766	$1,065
Leased assets obtained in exchange for new operating lease liabilities	$-	$15,144

Vista Building Lease Surrender Agreement

In December of 2022, we reassessed our production facility needs and began looking for sublease tenants for our Vista building lease. In determining whether our operating lease assets were impaired, we considered the intended future use of the assets, and our ability to sublease the facilities. Our projected future cash inflows from potential sublease income reflected this expectation. In order to determine whether an impairment existed, we compared all future cash outflows related to the lease for the underlying operating lease asset and compared this with our projected future cash inflows from sublease income. Our projections indicated that the future cash outflows exceeded the expected future cash inflows, resulting in the conclusion that the operating lease assets were impaired. We then discounted the projected deficit in each scenario using our estimated cost of capital to determine the amount of the impairment charge to record. We recorded charges for non-cash impairments related to certain of our operating lease assets for $1.3 million. The operating lease asset impairment charge is included in general, selling, and administrative expenses as of December 31, 2022.

In September 2023, we signed an early surrender agreement with the landlord, releasing us from our lease obligations. In exchange for the early surrender, we paid a cash settlement of $1.8 million and recorded a non-cash gain of $0.4 million in our consolidated statements of operations.

F-35

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SIMPLE AGREEMENT FOR FUTURE EQUITY (“SAFE”)

During the year ended December 31, 2022, the Company entered into SAFE agreements with various investors in exchange for cash proceeds totaling $52.5 thousand, no SAFE agreements we entered into during the year ended December 31, 2023. Also, during the year ended December 31, 2022, the Company entered into a SAFE agreement with certain independent contractor as compensation for the services performed by them, in the amount of $80 thousand. The agreements provide the investors (and independent contractors) certain rights to future equity in the Company under the terms of the SAFE agreements. The SAFE agreements have no maturity date and bear no interest. The terms of the SAFE agreements have materially consistent terms, except for differences in the “Valuation Cap” (as defined in the SAFE agreement) and discount rate.

The SAFE Agreements must be settled primarily upon the following events: (a) a qualified equity financing, as defined in the SAFE agreements (a “QEF”), (b) a change of control or initial public offering (a “Liquidity Event”), or (c) any other liquidation, dissolution or winding up of the Company (a “Dissolution Event”).

Upon a QEF, these SAFE agreements become convertible into shares of a special class of the Company’s preferred stock. The number of shares the SAFE agreements are convertible into is determined by the amount received from investors (or the value of services rendered by independent contractors) in the SAFE (the “SAFE Amount”), divided by the lower of (1) QEF, and (2) the price at which the Company issues shares in the QEF, multiplied by a discount rate (as stated in the SAFE agreement), which varies per agreement from 90% to 100%.

In the case of a Liquidity Event, SAFE holders are repaid, at their option, either (a) cash equal to their SAFE Amount, or (b) the number of common shares equal to the SAFE Amount divided by the price per share equal to the Valuation Cap divided by the number of shares of capital stock outstanding immediately prior to the Liquidity Event.

In the case of a Dissolution Event, the Company will first pay senior preferred stockholders any amounts due and payable to them in accordance with the Company’s certificate of incorporation, and then pay SAFE holders an amount to the SAFE Amount.

In addition, under certain SAFE agreements, the Company has the option to repurchase the SAFEs if it determines that it is likely that within six months from the date of determination that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, at the greater of: a) SAFE Amount or b) the fair market value of the SAFE instrument as determined by a third-party valuation.

The SAFE agreements issued to investors and independent contractors are recorded as “SAFE liability” on the balance sheet, measured at fair value on a recurring basis. The change in the fair value of the SAFEs during the period is recorded as “change in fair value of SAFE liability” in the statement of operations.

The valuation of the SAFE liability as of December 31, 2022, which was performed by a third-party with the assistance of management, relied upon the fair market value of common stock as of December 31st, 2021 of $8.80 based on the Regulation A offering price on that date. The fair market value of common stock serves as an input for the Black-Scholes method, which utilizes the Option Pricing Method (OPM) to calculate the implied value of each security based on the recent transaction price.

This valuation method estimated the fair value of the SAFEs within the OPM, which treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities as call options on the value of the company equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. The OPM considers the various terms of the stockholder and SAFE holders upon liquidation of the enterprise, including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations. In addition, the method implicitly considers the effect of liquidation preferences as of the future liquidation date, not as of the valuation date.

An input to the OPM is volatility. To estimate volatility for the Company’s valuation specialist used the historical volatility of guideline public companies. A median volatility from the peer group was selected. Another input to the OPM is the Company’s expected time to exit. Lastly, each of the conversion events was probability-weighted based on management’s expectation for the probability of each outcome occurring as of the valuation date.

F-36

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On August 18th, 2022, the Company filed a Restated Certificate of Incorporation and completed the Sale and Issuance of Series B-1 Preferred Stock (the “Series B-1 Preferred Stock Sale”). This was a qualified equity financing event as defined in the SAFE agreements in NOTE 5 and all SAFE agreements were converted into shares of Series B-1 Preferred Stock. The number of shares the SAFE agreements converted into was determined by the “SAFE Amount”, divided by the “Original Issue Price” as described below in the Liquidation Preference section.

Prior to the closing of the “Series B-1 Preferred Stock Sale”, the Company authorized the sale and issuance to the Investors of shares of its Series B-1-A Preferred Stock (the “Series B-1-A Preferred Stock”), Series B-1-B Preferred Stock (the “Series B-1-B Preferred Stock”), Series B-1-C Preferred Stock (the “Series B-1-C Preferred Stock”), Series B-1-D Preferred Stock (the “Series B-1-D Preferred Stock”), Series B-1-E Preferred Stock (the “Series B-1- E Preferred Stock”), Series B-1-F Preferred Stock (the “Series B-1-F Preferred Stock”), and Series B-1-G Preferred Stock (the “Series B-1-G Preferred Stock”, and together with the Series B-1-A Preferred Stock, the Series B-1-B Preferred Stock, the Series B-1-C Preferred Stock, the Series B-1-D Preferred Stock, the Series B-1-E Preferred Stock, and the Series B-1-F Preferred Stock, the “Shares”) and (ii) the issuance of the shares of Common Stock to be issued upon conversion of the Shares (the “Conversion Shares”). The Shares and the Conversion Shares shall have the rights, preferences, privileges, and restrictions set forth in the Restated Certificate.

The aggregate amount of the SAFE liability was $0 as of December 31, 2023, and 2022. During the years ended December 31, 2023, and 2022, the change in the fair value of the SAFE liability was $0 and $20.4 million, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

We are subject to legal proceedings which arise in the ordinary course of business.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. (“Chery”). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

Through December 31, 2023, we paid $1.0M of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

F-37

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES

We have capitalized start-up, research and development, and other costs for tax purposes that resulted in timing differences and deferred tax assets. A reconciliation of the U.S. federal statutory income tax rate of 21% to our effective income tax rate from continuing operations is as follows:

	December 31, 2023	December 31, 2022
Expected federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	8.5%	5.2%
SAFE liability change in FMV	0.0%	(5.2%)
Tax credits	2.8%	0.0%
Deferred tax adjustments	4.7%	1.2%
Change in valuation allowance	(37.0%)	(22.2%)
Income tax expense	0.0%	0.0%

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items (in thousands):

	December 31, 2023	December 31, 2022
Deferred tax assets
Capitalized start-up costs	$9,586	$4,538
Capitalized research and development costs	12,614	14,435
Stock compensation	13,201	4,741
Net operating loss carryforward	6,554	0
Intangible assets	158	0
Fixed assets	97	0
Other	198	0
Tax credit carryforward	2,467	939
Total deferred tax assets	44,875	24,653
Valuation allowance	$(44,875)	$(24,653)
Net deferred tax assets	-	-

F-38

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to tax in U.S. federal and state jurisdictions. As of December 31, 2023, the Company has unused U.S. federal and state net operating loss (NOL) carryforwards of approximately $23.4 million that may be applied against future taxable income. The state NOL carryforwards begin to expire in 2044. The U.S. federal NOL carryforward may be carried forward indefinitely, however are limited to 80 percent of taxable income. The Company has unused U.S. federal and California research and experimentation (“R&E”) tax credit carryforwards of approximately $1.5 million and $0.4 million, respectively. The U.S. R&E tax credit carryforward begins to expire in 2042. The California R&E tax credit carryforward does not expire.

The use of the Company’s NOL and R&E credit carryforwards may, however, be subject to limitations as a result of an ownership change. A corporation undergoes an “ownership change,” in general, if a greater than 50% change (by value) in its equity ownership by one or more five percent stockholders (or certain groups of non five percent stockholders) over a three year period occurs. After such an ownership change, the corporation’s use of its pre change NOL carryforwards and other pre change tax attributes to offset its post change income is subject to an annual limitation determined by the equity value of the corporation on the date the ownership change occurs multiplied by a rate determined monthly by the Internal Revenue Service.

If an ownership change occurs and if the Company earns net taxable income, the Company’s ability to use its pre change NOLs to offset U.S. federal and taxable income would be subject to these limitations, which could potentially result in increased future tax liability compared to the tax liability the Company would incur if its use of NOL carryforwards were not so limited. In addition, for state income, franchise and similar tax purposes, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase the Company’s state income, franchise, or similar taxes.

In accordance with ASC 740, “Income Taxes,” the Company recorded a valuation allowance to fully offset its deferred tax assets, because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets at December 31, 2023 and 2022. The valuation allowance increased by approximately $20.2 million and $18.1 million during the years ended December 31, 2023 and 2022, respectively, mainly due to increases in the NOL carryforward and other deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets at each interim and annual balance sheet date based upon actual and forecasted operating results.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense. The Company did not have any significant unrecognized tax benefits during the years ended December 31, 2023 and 2022. The Company files income tax returns in the U.S. federal jurisdiction and several U.S. States. The Company’s U.S. federal and state tax returns since 2020 and 2019, respectively, remain open to examination by the taxing authorities.

F-39

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

We have issued two classes of common stock, Class A Common Stock and Class B Common Stock. Shareholders of Class A common stock receive one vote per share owned and fractional shares may not be voted. Class B common stock is non-voting.

Preferred Stock

As of December 31, the number of shares of preferred stock authorized for issuance was 31,304,495. Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a “Liquidation Event”). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the “Conversion Rate”) in certain limited circumstances.

Series B-1 Preferred Stock will automatically be converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) the closing of a sale of the Company’s Common Stock in a firm commitment underwritten public offering that results in at least $75,000,000 of gross proceeds to this corporation, following which, its shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of December 31, 2023 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$9.2000	217,391	77,079	$709
Series B-1-B Preferred Stock	0.2185	379,774	379,774	83
Series B-1-C Preferred Stock	0.2427	4,234,991	4,234,991	1,028
Series B-1-D Preferred Stock	0.3851	772,597	772,597	298
Series B-1-E Preferred Stock	0.4279	4,618,667	4,618,667	1,976
Series B-1-F Preferred Stock	0.4855	1,071,984	1,071,984	520
Series B-1-G Preferred Stock	8.8000	9,091	9,091	80
Series B-1 Preferred Stock	10.5000	20,000,000	-	-
Total Series B Preferred Stock as of December 31, 2023		31,304,495	11,164,183	$4,694

F-40

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In August 2022, we converted all SAFE investments to Series B-1 Preferred stock.

Class A Common Stock

We have authorized the issuance of 190,000,000 shares of our Class A common stock with $0.0001 par value. During the year ended December 31, 2023, the Company repurchased 251,087 shares of our Class A common stock at a weighted average price of approximately $10.50 per share in connection with the sale of AI (See Note 3). During the year ended December 31, 2022, the Company issued 1,159,092 shares of our Class A common stock at price of approximately $8.80 per share for gross proceeds of $10.2 million.

Class B Common Stock

We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights. During the year ended December 31, 2023, the Company issued 3,230,147 shares of our Class B common stock at a weighted average price of $10.50 per share for gross proceeds of $33.9 million. During the year ended December 31, 2022, the Company issued 3,116,400 shares of our Class B common stock at a weighted average price of $9.21 per share for gross proceeds of $28.7 million.

During the year ended December 31, 2023, the Company issued 208,028 shares in exchange for services totaling $2.9 million at a weighted average price of $10.50 per share. During the year ended December 31, 2022, the Company issued 448,315 shares in exchange for services totaling $4.1 million at a weighted average price of $9.20 per share.

We have engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with our 1-A Class B Common Stock offering, but not for underwriting or placement agent services. This agreement provides for a 1% commission on all sales of Class B Common Stock. As of December 31, 2023, we were also engaged with Issuance, Inc. to perform marketing services for our 1-A Class B Common Stock offering. For sales on the Issuance Platform, in addition to the fee paid to Dalmore, we paid Issuance a monthly platform and service fee and payment processing fees ranging from 0.5%-4.0% of the value of the Class B Common Stock sold on the Issuance Platform. Fees paid to and accrued as of December 31, 2023, for Issuance, Inc. have been offset against additional paid-in capital as of December 31, 2023 and 2022.

In addition, we list our securities on the “Republic Platform,” a platform operated for the benefit of OpenDeal Broker LLC (“OpenDeal”). For sales on the Republic Platform, in addition to the fee paid to Dalmore, we paid OpenDeal a cash commission equal to 4.75% of the value of the Class B Common Stock sold on the Republic Platform and a non-cash commission in Class B Common Stock equal to 2% of the total number of Class B Common Stock sold in the Offering. The fee amounts are based on the maximum fees that broker-dealers could receive in the Offering. Fees paid to and accrued as of December 31, 2023, for Republic have been offset against additional paid-in capital as of December 31, 2023.

Offering costs for issuance of common stock amounted to $1.8 million and $2.0 million for the years ended December 31, 2023 and 2022, respectively.

F-41

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the “Plan”). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan, was 7,194,345 and 8,002,206 as of December 31, 2023 and 2022, respectively.

Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2021	10,062,944	$3.87	$49,586	$3.21	9.5
Granted	2,928,643	9.11		7.04	9.3
Exercised	—	—
Cancelled	(1,993,793)	4.85		3.75
Balance at December 31, 2022	10,997,794	$5.15	$58,697	$4.28	8.8
Granted	1,791,441	10.13		8.29	9.4
Exercised	—	—		—	—
Cancelled	(983,580)	6.28		5.31
Outstanding and expected to vest at December 31, 2023	11,805,655	$5.81	$55,344	$4.81	8.0
Vested and exercisable at December 21, 2023	9,748,274	$5.60	$47,754	$4.65	7.9

F-42

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During 2023, the Company accelerated the vesting of 4,650,063 stock options for employees, directors and consultants for a total stock based compensation expense of $22.8 million.

The total fair value of stock options granted during the years ended December 31, 2023 and 2022, respectively was approximately $14.9 million and $20.5 million, respectively, which is recognized over the respective vesting periods. The total fair value of stock options vested during the years ended December 31, 2023 and 2022 was approximately $35.2 million and $9.2 million, respectively.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Weighted average risk-free interest rate	3.92%	2.61%
Weighted average expected volatility	103.3%	95.6%
Weighted average expected term (in years)	5.18	6.19
Expected dividend yield	0.0%	0.0%
Exercise price	$5.81	$5.15

The allocation of stock-based compensation expense for the years ended December 31, 2022 and 2021, was as follows (in thousands):

	Year Ended December 31, 2023	Year Ended December 31, 2022
General, selling, and administrative	$22,118	$7,910
Research and development	8,320	3,933
Total stock-based compensation	$30,438	$11,843

As of December 31, 2023 and 2022, the total unrecognized compensation cost related to outstanding time-based options was $7.6 million and $27.4 million, respectively, which is expected to be recognized over a weighted-average period of 2.49 and 2.78 years, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2023, we paid $89 thousand for investment advisory services provided by an ex-director of the Company.

NOTE 13 – SUBSEQUENT EVENTS

Regulation A Investment

Subsequent to December 31, 2023, the Company has sold 711,001 shares of Class B common stock for gross proceeds of $7.5 million through its Regulation A offering.

The Company has evaluated subsequent events that have occurred through April 1st, 2024, which is the date that the financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

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